Exhibit 99.1

DOMINION DIAMOND CORPORATION

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 – Identity of Company

1.1	Name and Address of Company

Dominion Diamond Corporation
PO Box 4569, Station A
Toronto, Ontario M5W 4T9

Dominion Diamond Corporation is referred to in this Report as “DDC” or the “Company”.

1.2	Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this Report:

Wendy Kei
Chief Financial Officer
Telephone: (416) 362-2237

Item 2 – Details of Acquisition

2.1	Nature of Business Acquired

DDC, through its wholly-owned subsidiary, Dominion Diamond Holdings Ltd. (formerly Harry Winston Diamond Mines Ltd.) (“DDHL”), acquired from BHP Billiton Canada Inc. and certain of its affiliates (collectively, “BHP Billiton”) all of BHP Billiton’s diamond assets, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Northwest Territories and Antwerp, Belgium (collectively, the “Acquisition”).

The Ekati Diamond Mine is located approximately 310 kilometres northeast of Yellowknife in the Northwest Territories of Canada, and includes both open-pit and underground operations. The Ekati Diamond Mine property consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes with both development and exploration potential. Each of the Core Zone and the Buffer Zone is subject to a separate joint venture agreement between BHP Billiton and other arm’s length parties (the “Other Joint Venture Parties”). BHP Billiton held an aggregate 80% interest in the Core Zone joint venture and an aggregate 58.8% interest in the Buffer Zone joint venture, with the remaining interests held by the Other Joint Venture Parties.

Pursuant to two share purchase agreements (the “Core Zone SPA” and the “Buffer Zone SPA”, respectively), DDHL agreed to purchase BHP Billiton’s interests in each of the Core and Buffer Zones, as well as all shares of BHP Billiton Diamonds (Belgium) N.V.) (“BBDNV”). BBDNV is a Belgium company with offices in Antwerp which markets the diamonds produced from the Ekati Mine.

Further details regarding the acquisition can be found in the annual information form of DDC dated April 26, 2013 relating to the financial year of DDC ended January 31, 2013 (the “DDC 2013 AIF”), a copy of which has been filed on SEDAR and is available at www.sedar.com.

2.2	Date of Acquisition

The Acquisition was completed on April 10, 2013.

2.3	Consideration

The aggregate consideration paid for the 80% interest in the Core Zone joint venture, 58.8% interest in the Buffer Zone joint venture, and 100% of BBDNV, was US$500 million plus purchase price adjustments of US$53 million for a total amount paid of US$553 million. The purchase price adjustments included US$13.4 million notional interest on the purchase since July 1, 2012, and the remaining sum was comprised of taxes, capital expenditures and other items funded by BHP Billiton since July 1, 2012. On the date of closing, the Core Zone joint venture had cash on hand of approximately US$65 million and two sales cycles (10 weeks) of diamond inventory either in the process of being sorted and valued or available for sale.

DDHL also provided letters of credit to the Government of Canada totalling approximately Cdn$127 million, in support of reclamation obligations for the Core Zone.

The purchase price and the letters of credit were satisfied from or secured by cash on hand.

2.4	Effect on Financial Position

On March 26, 2013 the Company completed the sale of its luxury brand division to Swatch Group. After such sale, and the Acquisition of the interests in the Ekati Diamond Mine described herein, the Company is focused on the mining and marketing of rough diamonds to the global market. The Company intends to continue to operate the Ekati Diamond Mine, and to maintain its 40% joint venture interest in the Diavik Diamond Mine, also located in the Northwest Territories.

Further details regarding the effect of the Acquisition on the Company’s financial position can be found in the Company’s interim financial statements for the three months ended April 30, 2013 and the accompanying interim management discussion and analysis (collectively, the “2014 First Quarter Report”), copies of which have been filed on SEDAR and are available at www.sedar.com.

Other than as discussed herein or in the 2014 First Quarter Report, the Company does not currently have any plans or proposals for material changes in its business affairs or the affairs of the business acquired pursuant to the Acquisition which may have a significant effect on the results of operations and financial position of the Company.

2.5	Prior Valuations

No valuation opinion was required by securities legislation or a Canadian exchange or market within the last 12 months by the Company or BHP Billiton to support the consideration paid by the Company under the Acquisition.

2.6	Parties to Transaction

The Acquisition was not with an informed person, an associate or affiliate of the Company.

2.7	Date of Report

June 24, 2013

Item 3 – Financial Statements

The following financial statements required by Part 8 of National Instrument 51-102 are attached to and form part of this Business Acquisition Report.

(a)

the audited financial statements of the Core Zone joint venture and Buffer Zone joint venture for the years ended June 30, 2012 and 2011 (prepared in accordance with the Canadian GAAP applicable to private enterprises), together with the notes thereto and the auditor’s report thereon are attached in Schedule A;

(b)

the audited financial statements of BBDNV for the years ended June 30, 2012 and 2011 (prepared in accordance with IFRS), together with the notes thereto and the auditor’s report thereon are attached in Schedule A;

(c)

the unaudited condensed interim financial statements of the Core Zone joint venture and Buffer Zone joint venture for the nine months ended March 31, 2013, together with the notes thereto are attached in Schedule A;

(d)	the unaudited condensed interim financial statements of BBDNV for the nine months ended March 31, 2013 (prepared in accordance with IFRS) are attached in Schedule A; and

(e)	the unaudited pro forma consolidated financial statements of Dominion Diamond Corporation for the financial year ended January 31, 2013, together with the notes thereto are attached as Schedule B.

The Company has not requested nor obtained the consent of BHP Billiton’s auditors to include the attached Independent Auditors’ Report dated July 26, 2012 related to the audited financial statements of BHP Billiton in this Business Acquisition Report.

Cautionary Statement Regarding Forward-Looking Information

This Business Acquisition Report, and certain documents incorporated by reference into this Business Acquisition Report, contain certain statements which may constitute forward-looking information within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario). The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “expected”, “intend”, “may”, “will”, “project”, “plan”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Business Acquisition Report, and certain documents incorporated by reference into this Business Acquisition Report, describe the expectations of the Company as of the date of this Business Acquisition Report. The Company’s actual results could be materially different from its expectations if its estimates or assumptions turn out to be inaccurate or if known or unknown risks affect its business (including in particular the risks identified in the “Risks and Uncertainties” section of Item 3 of the DDC 2013 AIF and in the 2014 First Quarter Report. As a result, the Company cannot guarantee that any forward-looking statement will materialize. Forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on the Company’s business. The Company disclaims any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

SCHEDULE “A”

CORE ZONE JOINT VENTURE AND BUFFER ZONE JOINT VENTURE AUDITED
FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

BHP BILLITON DIAMONDS (BELGIUM) N.V. AUDITED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

CORE ZONE JOINT VENTURE AND BUFFER ZONE JOINT VENTURE UNAUDITED
FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED MARCH 31, 2013

BHP BILLITON DIAMONDS (BELGIUM) N.V. UNAUDITED FINANCIAL
STATEMENTS FOR THE NINE MONTHS ENDED MARCH 31, 2013

Financial Statements
(Expressed in thousands of Canadian dollars)

CORE ZONE PROPERTY
JOINT VENTURE

Years ended June 30, 2012 and 2011

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT

To the venturers of Core Zone Property Venture

We have audited the accompanying financial statements of Core Zone Property Joint Venture, which comprise the balance sheets as at June 30, 2012, June 30, 2011 and July 1, 2010, the statements of operations, venturers’ equity and cash flows for the years ended June 30, 2012 and June 30, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian accounting standards for private enterprises, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Core Zone Property Joint Venture

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Core Zone Property Joint Venture as at June 30, 2012, June 30, 2011 and July 1, 2010, and its results of operations and its cash flows for the years ended June 30, 2012 and June 30, 2011 in accordance with Canadian accounting standards for private enterprises.

Chartered Accountants

July 26, 2012
Vancouver, Canada

CORE ZONE PROPERTY JOINT VENTURE
Balance Sheets
(Expressed in thousands of Canadian dollars)

	June 30,	June 30,	July 1,
	2012	2011	2010

Assets

Current assets:
Cash	$24,968	$14,104	$34,883
Accounts receivable	7,096	3,208	9,123
Inventory (note 3)	300,325	282,428	271,149
Due from BHP Billiton Canada Inc. (note 4)	178,756	134,090	67,713
	511,145	433,830	382,868

Long-term deposit	1,944	2,128	2,311

Deferred stripping costs	231,251	287,301	359,641

Equipment, buildings and facilities (note 5)	869,437	910,450	986,124

	$1,613,777	$1,633,709	$1,730,944

Liabilities and Venturers’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$72,196	$56,232	$54,110
Current portion of deferred royalty liability	42,146	116,804	110,045
	114,342	173,036	164,155

Site closure and reclamation (note 6)	357,723	363,086	331,850

Deferred royalty liability (note 7)	79,237	90,246	115,444

Accrued benefit liability (note 8)	11,656	7,152	9,861
	562,958	633,520	621,310

Venturers’ equity	1,050,819	1,000,189	1,109,634

	$1,613,777	$1,633,709	$1,730,944

Nature of operations (note 1)
Commitments (note 12)

See accompanying notes to financial statements.

Approved on behalf of the Management Committee:

“Katrina Blair”	“Rob Cooper”

1

CORE ZONE PROPERTY JOINT VENTURE
Statements of Operations
(Expressed in thousands of Canadian dollars)

Years ended June 30, 2012 and 2011

	2012	2011

Revenue	$889,414	$1,258,215

Cost of sales	338,698	299,707

Depreciation, amortization and accretion	202,011	232,307
	348,705	726,201
Other operating expenses (income):
Foreign exchange gain	(1,169)	(588)
Operating lease rentals	1,644	2,114
Other operating expenses (note 9)	65,958	70,683
	66,433	72,209

Earnings before the undernoted	282,272	653,992

Royalty tax	37,895	89,636

Net finance costs	455	1,194

Actuarial losses	7,111	766

Other expenses	1,181	1,841

Net earnings	$235,630	$560,555

See accompanying notes to financial statements.

2

CORE ZONE PROPERTY JOINT VENTURE
Statements of Venturers’ Equity
(Expressed in thousands of Canadian dollars)

Years ended June 30, 2012 and 2011

			BHP Billiton Canadian
	BHP Billiton Canada Inc.		Diamonds Corp.		Dr. Stewart L. Blusson		C. Fipke Holdings Ltd.		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Venturers’ equity, beginning of year	$510,094	$565,912	$290,055	$321,794	$100,020	$110,964	$100,020	$110,964	$1,000,189	$1,109,634

Allocation of net earnings for the year	120,171	285,882	68,333	162,561	23,563	56,056	23,563	56,056	235,630	560,555

Cash distributions	(94,350)	(341,700)	(53,650)	(194,300)	(18,500)	(67,000)	(18,500)	(67,000)	(185,000)	(670,000)

Venturers’ equity, end of year	$535,915	$510,094	$304,738	$290,055	$105,083	$100,020	$105,083	$100,020	$1,050,819	$1,000,189

See accompanying notes to financial statements.

3

CORE ZONE PROPERTY JOINT VENTURE
Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

Years ended June 30, 2012 and 2011

	2012	2011

Cash provided by (used in):

Operating:
Net earnings	$235,630	$560,555
Items not affecting cash:
Depreciation, amortization and accretion	202,011	232,307
Loss on disposal of assets	1,183	1,841
Depletion of post production deferred stripping costs	10,579	6,980
Pension expense	12,195	(1,943)
	461,598	799,740
Change in non-cash operating accounts (note 10)	(149,381)	(87,876)
	312,217	711,864

Investing:
Additions to equipment, buildings and facilities	(105,168)	(61,020)
Disposals of equipment, buildings and facilities	1,015	770
Site reclamation work	(1,742)	(2,393)
Additions to production stripping	(10,458)	-
	(116,353)	(62,643)

Financing:
Distributions to venturers, net	(185,000)	(670,000)

Increase (decrease) in cash	10,864	(20,779)

Cash, beginning of year	14,104	34,883

Cash, end of year	$24,968	$14,104

Supplemental cash flow information (note 11)

See accompanying notes to financial statements.

4

CORE ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements
(Expressed in thousands of Canadian dollars)

Years ended June 30, 2012 and 2011

1.	Nature of operations:

The Core Zone Property Joint Venture (the “Joint Venture”) was formed pursuant to an agreement between BHP Billiton Canada Inc., Dia Met Minerals Ltd., Dr. Stewart L. Blusson and Charles E. Fipke dated April 17, 1997 (the “Agreement”). The purpose of the Joint Venture is to conduct exploration, evaluate the feasibility of mining, prepare for mining, engage in mining, process products and undertake mine shutdown and reclamation work on the Core Zone Property, located in the Northwest Territories, Canada. Commercial production commenced on the Core Zone Property on November 1, 1998.

On June 27, 2001, BHP Canadian Diamonds Company, an affiliate of BHP Billiton Canada Inc., through wholly-owned subsidiaries, acquired Dia Met Minerals Ltd. and its interest in the Joint Venture.

On July 1, 2008, Charles E. Fipke transferred his beneficial interest in the Joint Venture to C. Fipke Holdings Ltd. C. Fipke Holdings Ltd. accepted all of the rights, obligations, duties and liabilities of Charles E. Fipke under the Agreement, with the exception of the site closure and reclamation liability to June 30, 2008 which is detailed further in note 6.

On July 1, 2011, the Joint Venture adopted Canadian Accounting Standards for Private Enterprises (“ASPE”). These are the first annual financial statements prepared in accordance with ASPE.

In accordance with the transitional provisions in ASPE, the Joint Venture has adopted the changes retrospectively. The transition date is July 1, 2010 and all comparative information provided has been presented by applying ASPE. A summary of transitional adjustments is provided in note 14.

As at June 30, 2012, BHP Billiton Canada Inc. had a beneficial interest in the Joint Venture of 51%, BHP Canadian Diamonds Company had a beneficial interest of 29%, while Dr. Stewart L. Blusson and C. Fipke Holdings Ltd. each had a beneficial interest of 10%. Net earnings are allocated to each venturer based on each venturers’ beneficial interest.

2.	Significant accounting policies:

(a) Basis of presentation:

These financial statements have been prepared in accordance with ASPE. They reflect the assets, liabilities, revenues and expenses of the Joint Venture. They do not include all of the other assets, liabilities, revenues and expenses of the venturers.

No provision for income taxes has been made in these financial statements as income taxes are not levied on the Joint Venture, but on each of the venturers themselves.

5

CORE ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements
(Expressed in thousands of Canadian dollars)

Years ended June 30, 2012 and 2011

2.	Significant accounting policies (continued):

	(b)	Inventory:

Inventory consists of finished goods, work in progress and stores inventory and is recorded at the lower of average cost and net realizable value. Net realizable value is the estimated proceeds of sale in the normal course of business, less all further costs to the stage of completion and all costs to be incurred in marketing, selling and distribution to the customers, excluding general and administrative expenses. Production costs include the cost of direct labour, maintenance parts and labour, consumables, mine-site overhead expenses and deferred stripping depletion.

	(c)	Equipment, buildings, and facilities:

Equipment, buildings and facilities are stated at cost and amortized over their estimated useful lives ranging from three to sixteen years.

	(d)	Impairment of long-lived assets:

The Joint Venture assesses the impairment of long-lived assets, which consist primarily of equipment, buildings and facilities and deferred stripping costs, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

	(e)	Deferred stripping costs:

Costs associated with removing overburden to access ore are deferred if it is probable that future economic benefits associated with the activities will flow to the Joint Venture. Deferred stripping costs are charged against earnings on a unit-of-production basis over the life of mine, which includes inferred resources.

	(f)	Site closure and reclamation:

Provision for the cost of site closure and reclamation is recognized at the time that the environmental disturbance occurs. When the extent of disturbance increases over the life of the operation, the provision is increased accordingly. Costs included in the provision encompass all restoration and rehabilitation activity expected to occur progressively over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate restoration and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation that is probable and capable of reliable estimation.

6

CORE ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements
(Expressed in thousands of Canadian dollars)

Years ended June 30, 2012 and 2011

2.	Significant accounting policies (continued):

	(f)	Site closure and reclamation (continued):

The site closure and reclamation provision is measured at management’s best estimate of future cash flows and is discounted to its present value. Significant judgments and estimates are involved in forming expectations of future site closure and reclamation activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, BHP Billiton Group environmental policies.

	(g)	Deferred royalty liability:

The deferred royalty liability is recorded using the balance sheet liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for purposes of determining royalty taxes.

	(h)	Employee future benefits:

The Joint Venture has a defined benefit pension plan covering its employees. The benefits are based on years of service and highest average covered earning, salary plus bonuses. The plan was closed on July 1, 2004.

The Joint Venture uses the deferral and amortization approach to account for its defined benefit plans. The Joint Venture accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and other retirement benefits. The actuarial determination of the accrued benefit obligations for pensions and other retirement benefits uses the projected benefit method prorated on service (which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). The measurement date of the plan assets and accrued benefit obligation coincides with the Joint Venture’s reporting period. The most recent actuarial valuation of the benefit plans for funding purposes was as of January 1, 2012, and the next required valuation will be as of January 1, 2013.

Actuarial gains and losses on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. For the purpose of calculating the expected return on plan assets, the assets are valued at fair value. Actuarial gains and losses on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. Actuarial gains and losses are included in net earnings in the period in which they are incurred. The average remaining service period of the active employees covered by the pension plan is 11 years (2011 - 12 years).

7

CORE ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements
(Expressed in thousands of Canadian dollars)

Years ended June 30, 2012 and 2011

2.	Significant accounting policies (continued):

	(h)	Employee future benefits (continued):

The Joint Venture also has defined contribution plans providing pension and post- employment benefits for salaried employees commencing work after July 1, 2004. The cost of the defined contribution plans is recognized based on the contributions required to be made during each year.

Past service costs arising from plan amendments are deferred and amortized on a straight- line basis over the average remaining service period of employees active at the date of amendment.

	(i)	Revenue recognition:

Revenue from the sale of diamonds is recorded when the rights and obligations of ownership pass to the buyer, which occurs when the diamonds are delivered and cash is collected.

	(j)	Foreign currency:

Monetary items denominated in foreign currencies are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at exchange rates in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at exchange rates in effect at the time of the transactions. Foreign exchange gains and losses are included in earnings.

	(k)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Significant areas requiring the use of management estimates include the determination of resources and reserves, site closure and reclamation costs, impairment of assets, useful lives for depreciation, depletion and amortization and deferred royalty liability. Actual results could differ from those estimates.

	(l)	Financial instruments:

Financial instruments of the Joint Venture consist of cash, accounts receivable, due from BHP Billiton Canada Inc., accounts payable and accrued liabilities and deferred royalty liability. The carrying values of cash, accounts receivable, accounts payable and accrued liabilities and the current portion of deferred royalty liability approximate fair value due to their short-term nature.

It is not practicable to determine the fair value of the amounts due from BHP Billiton Canada Inc. due to the related party nature of such amounts and the absence of a secondary market for such instruments.

8

CORE ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements
(Expressed in thousands of Canadian dollars)

Years ended June 30, 2012 and 2011

3.	Inventory:

	June 30,	June 30,	July 1,
	2012	2011	2010

Finished goods	$122,953	$113,887	$128,375
Work in progress	22,007	37,124	18,303
Stores, net of obsolescence provision	155,365	131,417	124,471

	$300,325	$282,428	$271,149

Finished goods inventory consists of 603,895 carats of diamonds (June 30, 2011 - 805,798 carats of diamonds; July 1, 2010 - 1,190,903 carats of diamonds).

During the year ended June 30, 2012, the Joint Venture reviewed the net realizable value of stores inventory and recorded an obsolescence provision of $3,148 (June 30, 2011 - $4,001).

4.	Due from BHP Billiton Canada Inc.:

The Joint Venture conducts a significant amount of business with BHP Billiton Canada Inc., as operator of the Joint Venture. This includes payment of management fees pursuant to the Agreement of $11,271 for the year ended June 30, 2012 (2011 - $8,821), which includes charges for providing substantially all of BHP Billiton Canada Inc.'s employees to the Joint Venture, and the allocation of various charges to the Joint Venture.

Additionally, excess cash is transferred to BHP Billiton Canada Inc. for purposes of cash pooling, which is recorded as a receivable by the Joint Venture. The amount due from BHP Billiton Canada Inc. at June 30, 2012, which is due on demand, is the result of the above-mentioned cash pooling, offset by amounts due from the Joint Venture to BHP Billiton Canada Inc. relating to management fees. A portion of the interest earned by BHP Billiton Canada Inc. on their cash pooling accrues to the benefit of the Joint Venture. The Joint Venture earned $122 of interest for the year ended June 30, 2012 (2011 - $249) on cash transferred to BHP Billiton Canada Inc. for purposes of cash pooling.

9

CORE ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements
(Expressed in thousands of Canadian dollars)

Years ended June 30, 2012 and 2011

5.	Equipment, buildings and facilities:

		Accumulated
		depreciation and	Net book
June 30, 2012	Cost	write-downs	value

Equipment, buildings and facilities	$2,244,538	$1,375,101	$869,437

		Accumulated
		depreciation and	Net book
June 30, 2011	Cost	write-downs	value

Equipment, buildings and facilities	$2,164,400	$1,253,950	$910,450

		Accumulated
		depreciation and	Net book
June 30, 2010	Cost	write-downs	value

Equipment, buildings and facilities	$2,109,670	$1,123,546	$986,124

Included in equipment, building and facilities at June 30, 2012 was $119,443 (June 30, 2011 - $61,802; July 1, 2010 - $10,766) of expenditures for assets under construction, which are not currently being depreciated.

6.	Site closure and reclamation:

The Joint Venture has recorded a provision for the estimated site closure and reclamation costs associated with the Core Zone Property. The following is a reconciliation of the changes in the site closure and reclamation provision during the year:

	June 30,	June 30,
	2012	2011

Balance, beginning of year	$363,086	$331,850
Accretion expense	20,745	19,426
Site reclamation work	(1,742)	(2,393)
Changes in estimates	(24,366)	14,203

Balance, end of year	$357,723	$363,086

The undiscounted estimated expenditures required to settle the obligation totals approximately $446,011 through 2062. The expenditures are discounted using a risk-free rate of 3.5% (June 30, 2011 - 3.5%) .

10

CORE ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements
(Expressed in thousands of Canadian dollars)

Years ended June 30, 2012 and 2011

6.	Site closure and reclamation (continued):

The Joint Venture is required to provide financial guarantees to regulatory authorities as security for future site closure and reclamation costs for the Joint Venture’s operations and for various permits and licenses. As at June 30, 2012, there was $125 million in letters of credit provided by BHP Billiton Canada Inc. on behalf of the Joint Venture as security with various regulatory authorities. In addition, BHP Billiton Ltd. has provided a corporate guarantee of $20 million on behalf of the Joint Venture to regulatory authorities.

The ore reserve report, which is used to assist in the assessment of the impairment of the asset, has been prepared in accordance with Australian and British regulations, which may not reflect Canadian regulations, as would be applied under Canadian securities regulations. The ore reserve report has been prepared in accordance with Australian Joint Ore Reserves Committee (JORC) standards.

On July 1, 2008, Charles E. Fipke transferred his beneficial interest in the Joint Venture to C. Fipke Holdings Ltd. As a provision of the Agreement, Charles E. Fipke retained his share of the site closure and reclamation liability reflected in the financial statements at June 30, 2008 ($17,785). This specific liability is between Charles E. Fipke and C. Fipke Holdings Ltd and accordingly the balance reflected above is the total site closure and reclamation liability.

The Joint Venture holds funds and diamonds as security against the site closure and reclamation costs incurred over the life of the asset. As at June 30, 2012 the Joint Venture held $52,400 of funds as security for the site closure and reclamation liability (June 30, 2011 - $39,700; July 1, 2010 - $30,400).

7.	Deferred royalty liability:

The Joint Venture is required to make royalty payments to Aboriginal Affairs and Northern Development Canada (“AANDC”) as prescribed by the Northwest Territories and Nunavut Mining Regulations. The deferred royalty liability is determined based on management’s best estimate at period end, using information available at that time. The final assessment of the liability is due subsequent to the year end and reflects an inventory valuation by AANDC and any changes in the rate of foreign exchange. The actual liability may differ from the estimated liability at June 30, 2012.

8.	Accrued benefit liability:

	June 30,	June 30,	July 1,
	2012	2011	2010

Accrued benefit obligation	$83,894	$66,385	$56,853
Fair value of plan assets	72,238	59,233	46,992

Funded status – plan deficit	$(11,656)	$(7,152)	$(9,861)

No termination benefits have been provided in the current period (2011 – nil).

11

CORE ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements
(Expressed in thousands of Canadian dollars)

Years ended June 30, 2012 and 2011

9.	Other operating expenses:

	2012	2011

Corporate fees	$2,677	$15,018
Indirect taxes and penalties	7,192	7,011
Insurance	1,624	1,195
Licenses	1,314	1,114
Management fees	11,271	8,821
Office and administration	458	733
Other	1,321	976
Public relations and advertising	4,819	3,487
Recoveries	(6)	106
Royalties - private	3,802	3,753
Selling and marketing	16,327	15,241
Settlements	(601)	433
Travel and accommodation	15,760	12,795

	$65,958	$70,683

10.	Non-cash operating accounts:

The changes in non-cash operating accounts are as follows:

	2012	2011

Accounts receivable	$(3,888)	$5,915
Inventory	(17,896)	(11,279)
Long-term deposit	184	183
Due from BHP Billiton Canada Inc.	(52,359)	(66,377)
Accounts payable and accrued liabilities	10,245	2,122
Deferred royalty liability, net of cash payment	(85,667)	(18,440)

	$(149,381)	$(87,876)

11.	Supplemental cash flow information:

	2012	2011

Royalty tax paid	$115,407	$104,243

12

CORE ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements
(Expressed in thousands of Canadian dollars)

Years ended June 30, 2012 and 2011

12.	Commitments:

The Joint Venture has the following commitments:

	Fuel		Office
	storage	Office	equipment	Flights
	lease	lease	lease	contracts	Total

June 30, 2013	$4,240	$698	$239	$1,423	$6,600
June 30, 2014	4,240	698	239	-	5,177
June 30, 2015	4,240	698	-	-	4,938
June 30, 2016	3,180	698	-	-	3,878
2017 and thereafter	-	291	-	-	291

	$15,900	$3,083	$478	$1,423	$20,884

13.	Related party transactions:

Distributions to BHP Billiton Canada Inc. were $94,350 for the year ended June 30, 2012 (2011 - $341,700). BHP Canada Diamonds Company, an affiliate of BHP Billiton Canada Inc., received distributions of $53,650 for the year ended June 30, 2012 (2011 - $194,300). These distributions are payments for profits generated by the operations of the Joint Venture.

Dr. Blusson and Mr. Fipke received distributions from the Joint Venture of $18,500 each for the year ended June 30, 2012 (2011 - $67,000). The scheduled payments to Dr. Blusson were offset by $6,411 (2011 – nil) of diamond purchases made by Dr. Blusson. The scheduled payments to Mr. Fipke were offset by $4,157 (2011 – nil) of diamond purchases made by Mr. Fipke.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13

CORE ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements
(Expressed in thousands of Canadian dollars)

Years ended June 30, 2012 and 2011

14.	ASPE Transitional adjustments:

	(a)	Venturers’ equity:

There were no adjustments to venturers’ equity as at July 1, 2010 as a result of the transition to ASPE.

	(b)	Net earnings:

On transition to ASPE, the Joint Venture adopted the deferral and amortization approach to account for its defined benefit plans and elected a policy to recognize all actuarial gains and losses in net earnings in the period in which they are incurred. As a result of the retrospective application of ASPE, the Joint Venture adjusted the amounts previously recorded under Canadian generally accepted accounting principles, which resulted in the following adjustment to net earnings for the year ended June 30, 2011:

Net earnings:

As previously reported under Canadian generally accepted accounting principles for the year ended June 30, 2011	$561,321

Decrease as a result of recognizing actuarial gains and losses in net earnings in the period in which they are incurred under ASPE	(766)

Restated for the year ended June 30, 2011	$560,555

14

Financial Statements
(Expressed in Canadian dollars)

BUFFER ZONE PROPERTY
JOINT VENTURE

Years ended June 30, 2012 and 2011

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT

To the Ventures of Buffer Zone Property Joint Venture

We have audited the accompanying financial statements of Buffer Zone Property Joint Venture, which comprise the balance sheets as at June 30, 2012, June 30, 2011 and July 1, 2010, the statements of operations, venturers’ equity and cash flows for the years ended June 30, 2012 and June 30, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian accounting standards for private enterprises, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Buffer Zone Property Joint Venture

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Buffer Zone Property Joint Venture as at June 30, 2012, June 30, 2011 and July 1, 2010, and its results of operations and its cash flows for the years ended June 30, 2012 and June 30, 2011 in accordance with Canadian accounting standards for private enterprises.

Chartered Accountants

July 26, 2012
Vancouver, Canada

BUFFER ZONE PROPERTY JOINT VENTURE
Balance Sheets
(Expressed in Canadian dollars)

	June 30,	June 30,	July 1,
	2012	2011	2010

Assets

Cash	$-	$836,143	$836,143

Prepaids	81,241	-	-

Due from BHP Billiton Canada Inc. (note 3)	1,175,176	578,119	801,038

	$1,256,417	$1,414,262	$1,637,181

Venturers’ Equity

Paid-in capital	$53,382,591	$53,382,591	$53,382,591

Venturers’ deficiency	(52,126,174)	(51,968,329)	(51,745,410)

	$1,256,417	$1,414,262	$1,637,181

Nature of operations (note 1)

See accompanying notes to financial statements.

Approved on behalf of the Management Committee:

“Katrina Blair”	“Rob Cooper”

BUFFER ZONE PROPERTY JOINT VENTURE
Statements of Operations
(Expressed in Canadian dollars)

Years ended June 30, 2012 and 2011

	2012	2011

Exploration costs, being net loss for the year	$157,845	$222,919

See accompanying notes to financial statements.

BUFFER ZONE PROPERTY JOINT VENTURE
Statements of Venturers’ Equity
(Expressed in Canadian dollars)

			BHP Billiton Canadian
	BHP Billiton Canada Inc.		Diamonds Corp.		Dr. Stewart L. Blusson		C. Fipke Holdings Ltd.		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Paid-in capital, beginning and end of year	$27,224,163	$27,224,163	$4,164,848	$4,164,848	$16,655,332	$16,655,332	$5,338,248	$5,338,248	$53,382,591	$53,382,591

Venturers’ deficiency, beginning of year	$(26,503,847)	$(26,390,159)	$(4,053,530)	$(4,036,142)	$(16,214,119)	$(16,144,568)	$(5,196,833)	$(5,174,541)	$(51,968,329)	$(51,745,410)

Allocation of net loss for year	(80,500)	(113,688)	(12,312)	(17,388)	(49,248)	(69,551)	(15,785)	(22,292)	(157,845)	(222,919)

Venturers’ deficiency, end of year	$(26,584,347)	$(26,503,847)	$(4,065,842)	$(4,053,530)	$(16,263,367)	$(16,214,119)	$(5,212,618)	$(5,196,833)	$(52,126,174)	$(51,968,329)

Total venturers’ equity	$639,816	$720,316	$99,006	$111,318	$391,965	$441,213	$125,630	$141,415	$1,256,417	$1,414,262

See accompanying notes to financial statements.

3

BUFFER ZONE PROPERTY JOINT VENTURE
Statements of Cash Flows
(Expressed in Canadian dollars)
Years ended June 30, 2012 and 2011

	2012	2011

Cash used in:

Operations:
Net loss	$(157,845)	$(222,919)
Change in prepaids	(81,241)	-
Change in due from BHP Billiton Canada Inc.	(597,057)	222,919

Decrease in cash	(836,143)	-

Cash, beginning of year	836,143	836,143

Cash, end of year	$-	$836,143

See accompanying notes to financial statements.

4

BUFFER ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2012 and 2011

1.	Nature of operations:

The Buffer Zone Property Joint Venture (the “Joint Venture”) represents a joint venture by way of an agreement dated April 17, 1997, between BHP Billiton Canada Inc., Archon Minerals Limited, Charles E. Fipke, and Dia Met Minerals Ltd. (the “Agreement”). The purpose of the Joint Venture is to conduct exploration, evaluate the feasibility of mining, prepare for mining, engage in mining, process products, and undertake mine shutdown and reclamation work on the Buffer Zone Property.

On June 27, 2001, BHP Canadian Diamonds Company, an affiliate of BHP Billiton Canada Inc., through wholly-owned subsidiaries, acquired Dia Met Minerals Ltd. and its interest in the Joint Venture.

On July 1, 2008, Charles E. Fipke transferred his beneficial interest in the Joint Venture to C. Fipke Holdings Ltd. C. Fipke Holdings Ltd. accepted all of the rights, obligations, duties and liabilities of Charles E. Fipke under the Agreement.

The continuing operations of the Joint Venture are entirely dependent on the continued funding from the venturers.

On July 1, 2011, the Joint Venture adopted Canadian Accounting Standards for Private Enterprises (“ASPE”). These are the first annual financial statements prepared in accordance with ASPE.

In accordance with the transitional provisions in ASPE, the Joint Venture has adopted the changes retrospectively. The transition date is July 1, 2010 and all comparative information provided has been presented by applying ASPE. There were no adjustments to venturers’ equity as at July 1, 2010 or net loss for the year ended June 30, 2011 as a result of the transition to ASPE.

As at June 30, 2012, BHP Billiton Canada Inc. had a beneficial interest in the Joint Venture of 51%, BHP Canadian Diamonds Company had a beneficial interest of 7.8%, Archon Minerals Limited had a beneficial interest of 31.2% and C. Fipke Holdings had a beneficial interest of 10%. Income or loss from the Joint Venture is allocated to each venturer based on each venturer’s beneficial interest.

2.	Significant accounting policies:

(a) Basis of presentation:

These financial statements have been prepared in accordance with ASPE. They reflect the assets, liabilities, revenues and expenses of the Joint Venture. They do not include all of the other assets, liabilities, revenues and expenses of the venturers.

No provision for income taxes has been made in these financial statements as income taxes are not levied on the Joint Venture, but on each of the venturers themselves.

5

BUFFER ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2012 and 2011

2.	Significant accounting policies (continued):

(b) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

(c) Financial instruments:

Financial instruments of the Joint Venture consist of cash and due from BHP Billiton Canada Inc. The carrying value of cash approximates its fair value due to its short-term nature. It is not practicable to determine the fair value of amounts due from BHP Billiton Canada Inc. due to the related party nature of such amounts and the absence of a secondary market for such instruments.

3.	Due from BHP Billiton Canada Inc.

The Joint Venture conducts a significant amount of business with BHP Billiton Canada Inc., as operator of the Joint Venture. This includes payment of management fees pursuant to the Agreement of $21,892 for the year ended June 30, 2012 (June 30, 2011 - $20,158), which includes charges for providing BHP Billiton Canada Inc.'s employees to the Joint Venture and the allocation of various charges to the Joint Venture.

The amount due from BHP Billiton Canada Inc. at June 30, 2012, which is due on demand, is the result of cash pooling (whereby excess cash is transferred to BHP Billiton Canada Inc.), offset by amounts due from the Joint Venture to BHP Billiton Canada Inc. relating to management fees and exploration costs for the year ended June 30, 2012 of $157,845 (June 30, 2011 - $222,919).

4.	Related party transactions:

Related parties of the Joint Venture include BHP Canadian Diamonds Company (“BCDC”), an affiliate of BHP Billiton Canada Inc. (“BBCI”), Archon Minerals Limited owned by Dr. Stewart L. Blusson, and C. Fipke Holdings Ltd., each being venturers to the Joint Venture.

A description of and amounts for transactions between the Joint Venture and BBCI as well as any amounts due to/from the Joint Venture have been detailed within note 3. There were no other related party transactions for the year ended June 30, 2012 or the year ended June 30, 2011, other than those noted in note 3.

6

BHP Billiton Diamonds (Belgium) N.V.
Financial Statements
June 30, 2012

KPMG

KPMG Bedrijfsrevisoren - Réviseurs d'Entreprises
Prins Boudewijnlaan 24d
2550 Kontich
Belgium

Tel. +32 (0)3 821 17 00
Fax +32 (0)3 825 20 25
www.kpmg.be

Independent Auditors' Report on the financial statements of BHP Billiton Diamonds (Belgium) N.V. as per June 30, 2012

We have audited the accompanying financial statements of BHP Billiton Diamonds (Belgium) N.V. ("the Company"), which comprise the statement of financial position as at June 30, 2012, the statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

KPMG Bedrijfsrevisoren - Réviseurs d'Entreprises, a Belgian civil CVBA/SCRL and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

Maatschappelijke zetel - Siège social:
Bourgetlaan - Avenue du Bourget 40
1130 Brussel - Brussels
België - Belgique

KPMG Bedrijfsrevisoren -
Réviseurs d'Entreprises
CVBA/SCRL
Burgerlijke vennootschap met handelsvorm - Société civile à forme commerciale
Ondernemingsnummer - Numéro d'entreprise 0419122548
RPR Brussel - RPM Bruxelles

BHP Billiton Diamonds (Belgium) N.V.

Balance Sheet

(IN EURO)

		June 30,	June 30,
		2012	2011
	Note
ASSETS
Property, plant and equipment	5	1,148,067	1,563,864
Other non-current assets		680	1,180
Deferred tax assets	11	301,705	774,135
Non-current assets		1,450,452	2,339,179

Trade and other receivables	6	2,996,958	4,751,691
Cash and cash equivalents	7	8,658,929	5,956,661
Current assets		11,655,887	10,708,352

Total assets		13,106,339	13,047,531

LIABILITIES AND EQUITY
Equity
Share capital		7,121,654	7,121,654
Legal reserve		64,287	6,200
Reserve available for distribution		178,989	178,989
Retained earnings		1,405,368	649,088
Total equity	8	8,770,298	7,955,931

Liabilities
Current tax liabilities	11	191,000	70,693
Trade and other payables	9	2,293,427	3,357,682
Employee Benefits		1,851,614	1,663,225
Current liabilities		4,336,041	5,091,600

Total equity and liabilities		13,106,339	13,047,531

The accompanying notes are an integral part of these financial statements.

BHP Billiton Diamonds (Belgium) N.V.

Statement of Comprehensive Income

(IN EURO)

		Year ended	Year ended
	Notes	June 30, 2012	June 30, 2011
Revenue		16,463,268	17,955,236
Selling expenses	12	(5,923,246)	(4,616,717)
Administrative expenses	12	(2,937,870)	(2,574,807)
Employee benefit expenses	12	(5,061,005)	(5,265,412)
Amortization, depreciation and impairment losses	12	(472,168)	(408,243)
Other expenses	12	(74,695)	(109,154)
Results from operating activities		1,994,284	4,980,903

Finance income		1,317,640	647,849
Finance expenses		(882,076)	(1,038,098)
Net finance cost		435,564	(390,249)

Profit before tax		2,429,848	4,590,654
Tax expenses	11	(1,615,481)	(480,786)
Profit for the year and total comprehensive income		814,367	4,109,868
Earnings per share
Basic		2.84	14.31
Diluted		2.84	14.31
Weighted average number of shares outstanding		287,163	287,163

The accompanying notes are an integral part of these financial statements.

BHP Billiton Diamonds (Belgium) N.V.

Statements of Changes in Equity

(IN EURO)

	Capital	Legal	Distributable	Retained	Capital	Non-	Total equity
		reserves	reserves	earnings	and	controlling
					reserves	interest
Balance at June 30, 2011	7,121,654	6,200	178,989	649,088	7,955,931		7,955,931

Allocation to legal reserves		58,087		(58,087)	0		0
Result for the period				814,367	814,367		814,367
Total comprehensive income for the period		58,087		756,280	814,367		8,770,298

Transaction with owners of the company

Balance at June 30, 2012	7,121,654	64,287	178,989	1,405,368	8,770,298		8,770,298

The accompanying notes are an integral part of these financial statements.

BHP Billiton Diamonds (Belgium) N.V.

Statements of Cash Flows

(IN EURO)

	Year ended	Year ended June
	June 30, 2012	30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	814,367	4,109,868
Adjustments for:
- Depreciation and amortization	294,198	408,243
- Tax expense	1,615,481	480,786
- Losses on disposal of property, plant & equipment	167,506	-
- Share-based payment transactions	-	(1,097,555)
	2,891,552	3,901,342

Changes in:
- Trade and other receivables	1,754,733	(2,912,601)
- Trade and other payables	(1,064,255)	1,530,241
- Employee benefits	188,389	(1,477,318)
Cash generated from operating activities	3,770,419	1,041,664

Income taxes paid	(1,114,058)	(401,599)
Net cash from operating activities	2,738,369	640,065

CASH FLOWS FROM FINANCING ACTIVITIES
Net Cash from (used in) financing activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of Property, plant and equipment	45,907	579,108
Cash used in investing activities	45,907	579,108
Increase (decrease) in cash and cash equivalents	2,702,268	1,219,173
Cash and cash equivalents, beginning of period	5,956,661	4,737,488
Cash and cash equivalents end of period	8,658,929	5,956,661

The accompanying notes are an integral part of these financial statements.

BHP Billiton Diamonds (Belgium) N.V.

Notes to Financial Statements

JUNE 30, 2012 (WITH COMPARATIVE FIGURES FOR JUNE 30, 2011)
(TABULAR AMOUNTS IN EURO, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations

The company was incorporated on March 30, 1998 and is registered with the Crossroad Bank for Enterprises with enterprise number BE 0463.100.863

As per June 30, 2012 the Company had two shareholders:

  BHP Billiton Canada Inc.
  Paul J. Harvey

The only activities of the company consist of agent commissionaire activities for BHP Billiton Canada Inc. regarding the remarketing of diamonds.

The activities of the Company are dependent on the supply of diamonds from a mine in northern Canada. Both the mine (80% interest) as the Company belongs to the BHP Billiton Group.

Note 2:
Basis of Preparation

(a)	Basis of measurement

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by EU per 30 June 2012.

(b)	Basis of measurement
These financial statements have been prepared on the historical cost basis except for the following: • financial instruments through profit and loss are measured at fair value.

(c)	Functional and presentation currency
These financial statements are expressed in Euro, which is the functional currency of the Company.

Note 3:
Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

(a)	Cash resources

Cash and cash equivalents comprise cash balances and call deposits with maturities of 3 months or lees from the acquisition date that are subject to an insignificant risk of changes in the fair value. They are carried initially at fair value and subsequently at amortized cost.

(b)	Revenue

The commissions on the sales of rough diamonds are recognized when significant risks and rewards of ownership are transferred to the customer, the amount of sales can be measured reliably and the receipt of future economic benefits are probable. Sales are measured at the fair value of the consideration received or receivable.

(c)	Accounts receivable

Accounts receivable are recorded at the invoiced amount initially at fair value and subsequently at amortized cost and generally do not bear interest. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(d)	Property, plant and equipment

Items of property, plant and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price and construction cost, any costs directly attributable to bringing the asset into operation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

When parts of an item of property, plant and equipment have different useful lives, the parts are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from the disposal with the carrying amount of property, plant and equipment and are recognized within amortisation, depreciation and impairment losses.

Depreciation commences when the asset is available for use. Depreciation is charged so as to write off the depreciable amount of the asset to zero over its estimated useful life, using a method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. Property, plant and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets, for the current and comparative periods, which are as follows:

Asset	Estimated useful life (years)
Machinery and mobile equipment	7
Computer equipment and software	3
Furniture, fixtures and equipment	7
Leasehold and building improvements	10

Depreciation methods, useful lives and residual values are reviewed at each reporting date end and adjusted if appropriate. The impact of changes to the estimated useful lives or residual values is accounted for prospectively.

(e)	Financial instruments
Non-derivative financial assets:

The Company initially recognises loans and receivables on the date that they are originated. All other financial assets (including assets designated as at fair value through profit or loss) are recognised initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Company is recognised as a separate asset or liability.

The Company has only one category of non-derivative financial assets: Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise cash and cash equivalents, and trade and other receivables.

Non-derivative financial liabilities:
Other financial liabilities are recognised initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.

The Company derecognises a financial liability when its contractual obligations are discharged, cancelled or expire.

The Company classifies non-derivative financial liabilities into the other financial liabilities category. Such financial liabilities are recognised initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Other financial liabilities comprise loans and borrowings, bank overdrafts, and trade and other payables.

(f)	Provisions

Provisions represent obligations to the Company for which the amount or timing is uncertain. Provisions are recognized when (a) the Company has a present obligation (legal or constructive) as a result of a past event, (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (c) a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is included in profit or loss. If the effect of the time value of money is material, provisions are discounted using a current tax rate that reflects, where appropriate, the risks specific to the obligation. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in profit or loss.

(g)	Income taxes
Current and deferred taxes

Income tax expense comprises current and deferred tax and is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or in other comprehensive income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax expense is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax expense is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is probable that the related tax benefit will not be realized.

(h)	Employee benefits

•	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

•	Defined contribution plans

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

•	Share-based payment transactions

Share-based payment awards (of shares from the parent company) granted to employees are recognised as an employee expense at the moment the awards are granted to the employee. The share awards are followed up at the level of the parent company. A final settlement is charged through to the Company at the moment that the awards are exercised.

(i)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than inventory and deferred taxes are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use. In the absence of a binding sales agreement, fair value is estimated on the basis of values obtained from an active market or from recent transactions or on the basis of the best information available that reflects the amount that the Company could obtain from the disposal of the asset. Value in use is defined as the present value of future pre-tax cash flows expected to be derived from the use of an asset, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of comprehensive income in those expense categories consistent with the function of the impaired asset. Impairment losses recognized in respect of cash-generating units would be allocated to reduce the carrying amounts of the assets in the unit (group of units) on a pro rata basis.

For property, plant and equipment, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of comprehensive income.

(j)	Foreign currency

Monetary assets and liabilities denominated in foreign currencies are translated to Euro at exchange rates in effect at the balance sheet date, and non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in net profit or loss.

(k)	Finance income and finance costs

Finance income comprises interest income on funds invested that are recognised in profit or loss and reclassifications of net gains previously recognised in other comprehensive income. Interest income is recognised as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings that are recognised in profit or loss and reclassifications of net losses previously recognised in other comprehensive income.

(l)	Earnings per share

The Company presents basic and diluted earnings per share date for its common shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential common shares. There were no dilutive securities outstanding during the years ended June 30, 2012 or June 30, 2011.

(m)	Use of estimates, judgments and assumptions

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities and contingent liabilities at the date of the financial statements, and the reported amounts of sales and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is as follows:

a.    Significant Judgments in Applying assumptions and estimation uncertainties

Recovery of deferred tax assets
Judgment is required in determining whether deferred tax assets are recognized in the balance sheet. Deferred tax assets, including those arising from un-utilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. To the extent that future taxable income differs significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

Commitments and contingencies
The Company has conducted its operations in the ordinary course of business in accordance with its understanding and interpretation of applicable tax legislation in the countries where the Company has operations. The relevant tax authorities could have a different interpretation of those tax laws that could lead to contingencies or additional liabilities for the Company. The Company believes that its tax filing positions as at the balance sheet date are appropriate and supportable. Should the ultimate tax liability materially differ from the provision, the Company’s effective tax rate and its profit or loss could be affected positively or negatively in the period in which the matters are resolved.

(n)	Standards issued but not yet effective

The following standards and interpretations have been issued but are not yet effective and have not been early adopted in these financial statements.

The IASB has issued a new standard, IFRS 9, “Financial Instruments” (“IFRS 9”), which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. This standard becomes effective for the Company’s fiscal year end beginning July 1, 2015. The Company is currently assessing the impact of the new standard on its financial statements.

IFRS 13, “Fair Value Measurement” (“IFRS 13”), was also issued by the IASB on May 12, 2011. The new standard creates a single source of guidance for fair value measurements. IFRS 13 is effective for the Company’s fiscal year end beginning July 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its financial statements.

Note 4:
Determination of fair values

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

a)    Trade and other receivables:

The fair values of trade and other receivables are estimated at the present value of future cash flows, discounted at the market rate of interest at the measurement date. Short-term receivables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial. Fair value is determined at initial recognition and, for disclosure purposes, at each annual reporting date.

b)    Other non-derivative financial liabilities

Other non-derivative financial liabilities are measured at fair value, at initial recognition and for disclosure purposes, at each annual reporting date.

Note 5:
Property, Plant and Equipment

	Plant,	Furniture
	machinery and	and	Leasehold
In EURO	equipment	vehicles	Improvements	Total
Cost:
Balance at July 1, 2011	827,545	169,417	2,342,615	3,339,577
Additions	45,907	-	-	45,907
Disposals	(149,358)	(78,601)	(614,998)	(842,957)
Balance at June 30, 2012	724,094	90,816	1,727,617	2,542,527
Accumulated depreciation/amortization:
Balance at July 1, 2011	541,643	127,237	1,106,833	1,775,713
Depreciation and amortization for the year	153,124	9,415	131,659	294,198
Disposals	(177,050)	(52,382)	(446,019)	(675,451)
Balance at June 30, 2012	517,717	84,270	792,473	1,394,460
Net book value at June 30, 2012	206,377	6,546	935,144	1,148,067

	Plant,	Furniture
	machinery and	and	Leasehold
In EURO	equipment	vehicles	Improvements	Total
Cost:
Balance at July 1, 2010	907,926	181,132	1,769,611	2,858,669
Additions	1,208	-	577.900	579.108
Disposals	(81,589)	(11,715)	29,931	(63,373)
Balance at June 30, 2011	827,545	169,417	2,377,442	3,374,404
Accumulated depreciation/amortization:
Balance at July 1, 2010	489,143	111,968	895,888	1,496,999
Depreciation and amortization for the year	133,121	24,847	213,399	371,366
Disposals	(80,621)	(9,578)	32,373	(57,826)
Balance at June 30, 2011	541,643	127,237	1,141,660	1,810,539
Net book value at June 30, 2011	285,901	42,180	1,235,782	1,563,864

Note 6:
Trade and Other Receivables

	2012	2011
Trade receivables due from related parties	2,875,381	4,608,909
Other receivables (VAT)	121,577	85,112
	2,996,958	4,694,021
Non-current	-	-
Current	2,996,958	4,694,021
	2,996,958	4,694,021

Note 7:
Cash and Cash Equivalents

	2012	2011
Bank balances	8,658,929	5,924,480
Call deposits	-	32,181
	8,658,929	5,956,661

Note 8:
Capital and Reserves

The subscribed share capital of BHP Billiton Diamonds (Belgium) NV is fully paid up. Changes in subscribed share capital during the period under report have been as follows:

	In EURO	In number of shares
Balance at February 18, 2000	62,000	2,500
Increase in capital share on October 2, 2007	7,059,654	284,663
Changes during the years ended June 30, 2012 and 2011	-	-
	7,121,654	287,163

We refer to the statement of changes in equity for an overview of the different reserves and the movements during the year.

Note 9:
Trade and Other Payables

	2012	2011
Trade and other payables	2,007,428	1,634,097
Accrued charges and deferred income	285,999	1,723,585
	2,293,427	3,357,682

Note 10:
Related Party Disclosure

Related party transactions mainly consist of the commissions received from BHP Inc and the cost recharges to BHP Inc.

Note 11:
Income Taxes

(a)	The income tax provision consists of the following:

In EURO	2012	2011
CURRENT TAX EXPENSE
Current period	967,051	416,599
Adjustment for prior periods	176,000	-
Total current tax expense	1,143,051	416,599
DEFERRED TAX EXPENSE
Origination and reversal of temporary differences	472,430	64,187
Total deferred tax expense	472,430	64,187
Total income tax expense	1,615,481	480,786

(b)	The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2012 and 2011 are as follows:

	2012	2011
DEFERRED INCOME TAX ASSETS:
Taxable reserves related to:
- Depreciations Property, plant and equipment	7,517	85,739
- Share-based payments	294,188	688,396
Deferred income tax assets	301,705	774,135

(c)

The difference between the amount of the reported income tax provision and the amount computed by multiplying the earnings (loss) before income taxes by the statutory tax rate of 33.99% (2011 – 33.99%) is a result of the following:

In EURO	2012	2011
Expected income tax expense from continuing operations	825,905	1,560,363
Non-deductible (non-taxable) items	697,182	51,140
Assessments and adjustments	176,000	-
Change in unrecognized temporary differences	(472,429)	(1,084,683)
Other (Notional Interest deduction)	(83,607)	(38,847)
Other (Investment deductions)	-	(71,374)
Recorded income tax expense from continuing operations	1,143,051	416,599

Note 12:
Expenses by Nature

Operating profit (loss) from continuing operations includes the following items of expense:

	2012	2011
Selling expenses	5,923,246	4,616,717

Administrative expenses: consultancy fees	1,719,913	998,027
Administrative expenses: operating lease	751,357	793,000
Administrative expenses: other	466,600	783,779

Employee compensation expense: Wages and salaries	3,817,468	4,132,078
Employee compensation expense: Social security contributions	820,213	792,527
Employee compensation expense: Employer’s premiums for extra-statutory	211,450	153,755
Employee compensation expense: Other expenses	211,874	187,052

Depreciation and amortization	472,168	408,243

Other expenses	74,695	109,154
Total operating expenses	14,468,984	12,974,333

Note 13:
Financial Risk Management Objectives and Policies

The Company is exposed, in varying degrees, to a variety of financial-instrument-related risks by virtue of its activities. The Company’s overall financial risk-management program focuses on the preservation of capital and protecting current and future Company assets and cash flows by minimizing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company’s Board of Directors has responsibility to review and discuss significant financial risks or exposures and to assess the steps management has taken to monitor, control, report and mitigate such risks to the Company.

Financial risk management is carried out by the Finance department, which identifies and evaluates financial risks and establishes controls and procedures to ensure financial risks are mitigated.

(i)	Currency risk

The Company’s sales are predominantly denominated in Euro. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Euro. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Euro in the Company’s financial statements.

(ii)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company had $8,658,929 in cash at June 30, 2012. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of its financial institution. A 1% change in the interest rate at June 30, 2012 would affect the Company by an annualized amount of interest equal to approximately $86,589.

(iii)	Concentration of credit risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

The Company’s exposure to credit risk is minimized since mainly all trade receivables are with related parties and all outstanding related party receivables and payables are settled within 30 days after issuance.

The ageing of trade and other receivables at the end of the reporting period that were not impaired was as follows:

In EURO	2012	2011
Neither pas due nor impaired	2,996,958	4,751,691
Total	2,996,958	4,751,691

(iv)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity by ensuring that there is sufficient capital to meet short-term and long-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements.

At June 30, 2012, the Company had EUR 8,658,929 of cash and cash equivalents.

(v)	Capital management

The Company’s capital includes equity, which includes issued common shares, reserves and retained earnings.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business.

Note 14:
Financial Instruments
We refer to Note 3 point e.

Note 15:
Commitments and Contingencies

(a)	Tax contingencies

The Company has a contingent liability amounting to EUR 882k relating to a discussion with the Tax authorities with respect to the years 2009 up to 2011. Based on current information the management of the Company is of the opinion that there is sufficient argumentation to challenge at least partly the Notices of Change and consequently it is not possible at this moment to make a reasonable estimate of the amount to be paid and hence no provision has to be accounted for as at June 30, 2012.

Financial Statements
(Expressed in Canadian dollars)

CORE ZONE PROPERTY
JOINT VENTURE

Unaudited Financial Statements

Periods ended March 31, 2013 and June 30, 2012

CORE ZONE PROPERTY JOINT VENTURE

CORE ZONE PROPERTY JOINT VENTURE

NOTICE TO READER

The accompanying unaudited interim financial statements of the Core Zone Property Joint Venture have been prepared by and are the responsibility of management.

These interim financial statements have not been reviewed or audited by the Joint Venture’s auditors and readers are cautioned that these interim financial statements may not be appropriate for their purposes.

CORE ZONE PROPERTY JOINT VENTURE
Balance Sheet
(Unaudited - see Notice to Reader)

(Expressed in thousands of Canadian dollars)
	March 31,	June 30,
	2013	2012
Assets

Current assets
Cash	$194,327	$24,968
Accounts receivable	6,692	7,096
Inventory (note 3)	261,399	300,325
Due from BHP Billiton Canada Inc.(note 4)	-	178,756
Due to Buffer Zone Joint Venture	(960)	-
	461,458	511,145
Long term deposit	1,806	1,944

Deferred stripping costs (note 2e)	215,256	231,251

Equipment, buildings and facilities (note 5)	867,882	869,437
	$1,546,402	$1,613,776

Liabilities

Current liabilities
Accounts payable and accrued liabilities	83,475	72,196
Current portion of deferred royalty liability	1,646	42,146

	85,121	114,342

Site closure and reclamation (note 6)	354,116	357,723

Deferred royalty liability (note 7)	67,162	79,237

Accrued benefit liability (note 8)	16,704	11,656
	$523,103	$562,958
Venturers’ Equity

Venturers’ equity	1,023,299	1,050,818

	$1,546,402	$1,613,776

The accompanying notes are an integral part of these unaudited interim financial statements.

CORE ZONE PROPERTY JOINT VENTURE
Statement of Operations
(Unaudited - see Notice to Reader)

(Expressed in thousands of Canadian dollars)
	March 31,	June 30,
For the period ended	2013	2012

Revenue	$406,950	$889,414
Cost of Sales	294,564	338,698
Depreciation, amortization and accretion	102,046	202,011
	10,340	348,705

Other Operating Expense
Foreign exchange loss (gain)	959	(1,169)
Operating lease rentals	2,330	1,645
Other operating expenses (note 9)	49,845	65,958
	53,134	66,434

	(42,794)	282,272

Royalty tax	(32,897)	37,895

Net finance expense (recoveries)	917	455

Actuarial losses (note 2h)	6,710	7,111

Other expense (income)	(5)	1,181
Earnings (losses) for the period	$(17,519)	$235,629

The accompanying notes are an integral part of these unaudited interim financial statements.

CORE ZONE PROPERTY JOINT VENTURE
Statement of Venturers’ Equity
(Unaudited – see Notice to Reader)

(Expressed in thousands of Canadian dollars)
			BHP Billiton Canadian

	BHP Billiton Canada Inc.		Diamonds Company		Dr. Stew art L. Blusson		C. Fipke Holdings Ltd.		Total

	March 31,	June 30,	March 31,	June 30,	March 31,	June 30,	March 31,	June 30,	March 31,	June 30,

For the period ended	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Venturers’ equity, beginning of fiscal year	$535,917	$510,096	$304,737	$290,055	$105,082	$100,019	$105,082	$100,019	$1,050,818	$1,000,189

Allocation of earnings for the period	(8,934)	120,171	(5,081)	68,332	(1,752)	23,563	(1,752)	23,563	(17,519)	235,629

Cash distributions	(5,100)	(94,350)	(2,900)	(53,650)	(1,000)	(18,500)	(1,000)	(17,730)	(10,000)	(184,230)

Funds held as security (note 6)	-	-	-	-	-	-	-	(770)	-	(770)

Venturers’ equity, end of period	$521,883	$535,917	$296,756	$304,737	$102,330	$105,082	$102,330	$105,082	$1,023,299	$1,050,818

The accompanying notes are an integral part of these unaudited interim financial statements.

CORE ZONE PROPERTY JOINT VENTURE
Statement of Cash Flows
(Unaudited – see Notice to Reader)

(Expressed in thousands of Canadian dollars)

	March 31,	June 30,
For the period ended	2013	2012
Cash provided by (used in)
Operations
Earnings pre tax and interest	$(42,794)	$282,272
Items not involving cash
Depreciation, amortization and accretion	102,046	202,011
Depletion of post production deferred stripping costs	-	10,579
Actuarial loss	(6,711)	(7,111)
Change in accrued benefit liability	5,049	-
Pension expense	-	12,196
Change in long term deposit (note 10)	138	184
Decrease (increase) in accounts receivable	404	(3,888)
Royalty payments (note 11)	(19,677)	(123,562)
Decrease (increase) in inventory	38,926	(17,896)
Increase (decrease) in accounts payable and accrued liabilities	11,279	10,245
Increase (decrease) in due to Buffer Zone JV	960	-
Decrease (increase) in due from BHP Billiton Canada Inc.	178,756	(52,359)
	268,376	312,671
Investments
Reclamation and drawdowns	-	(1,742)
Proceeds on disposal of equipment, buildings and facilities	5	1,014
Investment in capital	(65,191)	(105,166)
Additions in production stripping	(22,915)	(10,458)
	(88,101)	(116,352)
Financing
Distributions to venturers'	(10,000)	(185,000)
Net finance expense	(917)	(455)
	(10,917)	(185,455)
Increase (decrease) in cash	169,358	10,864
Cash, beginning of period	24,968	14,104

Cash, end of period	$194,326	$24,968

The accompanying notes are an integral part of these unaudited interim financial statements.

CORE ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements

(Amounts expressed in thousands of Canadian dollars)

For the period ended March 31, 2013

1.	Nature of operations

The Core Zone Property Joint Venture (the Joint Venture) was formed pursuant to an agreement between BHP Billiton Canada Inc., Dia Met Minerals Ltd., Dr. Stewart L. Blusson and Charles E. Fipke dated April 17, 1997 (the Agreement). The purpose of the Joint Venture is to conduct exploration, evaluate the feasibility of mining, prepare for mining, engage in mining, process products and undertake mine shutdown and reclamation work on the Core Zone Property, located in the Northwest Territories, Canada. Commercial production commenced on the Core Zone Property on November 1, 1998.

On June 27, 2001, BHP Canadian Diamonds Company, an affiliate of BHP Billiton Canada Inc., through wholly-owned subsidiaries, acquired Dia Met Minerals Ltd. and its interest in the Joint Venture.

On July 1, 2008, Charles E. Fipke transferred his beneficial interest in the Joint Venture to C. Fipke Holdings Ltd. C. Fipke Holdings Ltd. accepted all of the rights, obligations, duties and liabilities of Charles E. Fipke under the Agreement, with the exception of the site closure and reclamation liability to June 30, 2008 which is detailed further in note 6.

On July 1, 2011, the Joint Venture adopted Canadian Accounting Standards for Private Enterprises (“ASPE”).

As at March 31, 2013, BHP Billiton Canada Inc. had a beneficial interest in the Joint Venture of 51%, BHP Canadian Diamonds Company had a beneficial interest of 29%, while Dr. Stewart L. Blusson and C. Fipke Holdings Ltd. each had a beneficial interest of 10%. Net earnings are allocated to each venture based on each venturers’ beneficial interest.

2.	Significant accounting policies

(a) Basis of presentation

These financial statements have been prepared in accordance with ASPE. They reflect the assets, liabilities, revenue and expenses of the Joint Venture. They do not include all of the other assets, liabilities, revenue and expenses of the venturers.

No provision for income taxes has been made in these financial statements as income taxes are not levied on the Joint Venture, but on each of the venturers themselves.

(b) Inventory

Inventory consists of finished goods, work in progress and stores inventory which are recorded at the lower of average cost and net realizable value. Net realizable value is the estimated proceeds of sale in the normal course of business, less all further costs to the stage of completion and all costs to be incurred in marketing, selling and distribution to the customers, excluding general and administrative expenses. Production costs include the cost of direct labour, maintenance parts and labour, consumables, mine-site overhead expenses and deferred stripping depletion.

CORE ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements

(Amounts expressed in thousands of Canadian dollars)

For the period ended March 31, 2013

(c)	Equipment, buildings, and facilities

Equipment, buildings and facilities are stated at cost and amortized over their estimated useful lives ranging from three to fifteen years.

(d)	Impairment of long-lived assets

The Joint Venture assesses the impairment of long-lived assets, which consist primarily of equipment, buildings and facilities and deferred stripping costs, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

(e)	Deferred stripping costs

Costs associated with removing overburden to access ore are deferred if it is probable that future economic benefits associated with the activities will flow to the Joint Venture. Deferred stripping costs are charged against earnings on a unit-of-production basis over the life of the mineral deposit reserves.

(f)	Site closure and reclamation

Provision for the cost of site closure and reclamation is recognized at the time that the environmental disturbance occurs. When the extent of disturbance increases over the life of the operation, the provision is increased accordingly. Costs included in the provision encompass all restoration and rehabilitation activity expected to occur progressively over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate restoration and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation.

The site closure and reclamation provision is measured at the expected value of future cash flows and is discounted to its present value. Significant judgments and estimates are involved in forming expectations of future site closure and reclamation activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, BHP Billiton Group environmental policies.

(g)	Deferred royalty liability

The deferred royalty liability is recorded using the balance sheet liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for purposes of determining royalty taxes.

CORE ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements

(Amounts expressed in thousands of Canadian dollars)

For the period ended March 31, 2013

(h)	Employee future benefits

The Joint Venture has a defined benefit pension plan covering its employees. The benefits are based on years of service and highest average covered earning, salary plus bonuses. The plan was closed on July 1, 2004.

The Joint Venture uses the deferral and amortization method to account for its defined benefit plans. The Joint Venture accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and other retirement benefits. The actuarial determination of the accrued benefit obligations for pensions and other retirement benefits uses the projected benefit method prorated on service (which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). The measurement date of the plan assets and accrued benefit obligation coincides with the Company's reporting period. The most recent actuarial valuation of the benefit plans for funding purposes was as of March 31, 2013.

Actuarial gains (losses) on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. For the purpose of calculating the expected return on plan assets, the assets are valued at fair value. Actuarial gains and losses on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. Actuarial gains and losses are included in net earnings in the period in which they are incurred. The average remaining service period of the active employees covered by the pension plan is 12 years (2012 - 11 years).

The Joint Venture also has defined contribution plans providing pension and post-employment benefits for salaried employees commencing work after July 1, 2004. The cost of the defined contribution plans is recognized based on the contributions required to be made during each year.

Past service costs arising from plan amendments are deferred and amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

(i)	Revenue recognition

Revenue from the sale of diamonds is recorded when the rights and obligations of ownership pass to the buyer, which occurs when the diamonds are delivered and cash is collected.

CORE ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements

(Amounts expressed in thousands of Canadian dollars)

For the period ended March 31, 2013

(j)	Foreign currency

Monetary items denominated in foreign currencies are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in earnings.

(k)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include determination of resources and reserves, site closure and reclamation costs, impairment of assets, useful lives for depreciation, depletion and amortization and deferred accrued royalty. Actual results could differ from those estimates.

(l)	Financial instruments

Financial instruments of the Joint Venture consist of cash, accounts receivable, due from BHP Billiton Canada Inc., accounts payable and accrued liabilities and the current portion of accrued royalty. The carrying values of cash, accounts receivable, accounts payable and accrued liabilities and the current portion of accrued royalty approximate fair value due to their short term nature.

It is not practicable to determine the fair value of the amounts due from BHP Billiton Canada Inc. due to the related party nature of such amounts and the absence of a secondary market for such instruments.

3.	Inventory

	March 31,	June 30,
	2013	2012

Finished goods	$77,755	$122,953
Work in progress	17,047	22,007
Stores, net of obsolescence provision	166,597	155,365
	$261,399	$300,325

Finished goods inventory consists of 378,211 carats of diamonds (2012 – 603,895 carats of diamonds).

During the period ended March 31, 2013, the Joint Venture reviewed the net realizable value of stores inventory and recorded an obsolescence provision of -$3,037 (2012 -$3,148).

CORE ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements

(Amounts expressed in thousands of Canadian dollars)

For the period ended March 31, 2013

4.	Due from BHP Billiton Canada Inc.:

The Joint Venture conducts a significant amount of business with BHP Billiton Canada Inc., as operator of the Joint Venture. This includes payment of management fees pursuant to the Agreement of $7,324 for the period ended March 31, 2013 ($11,271 - June 30, 2012), which includes charges for providing substantially all of BHP Billiton Canada Inc.'s employees to the Joint Venture, and the allocation of various charges to the Joint Venture.

5.	Equipment, buildings and facilities

		Accumulated
		depreciation and
March 31, 2013	Cost	write-downs	Net book value

Equipment, buildings and facilities	$2,284,539	$1,416,657	$867,882

		Accumulated
		depreciation and
June 30, 2012	Cost	write-downs	Net book value

Equipment, buildings and facilities	$2,244,538	$1,375,101	$869,437

CORE ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements

(Amounts expressed in thousands of Canadian dollars)

For the period ended March 31, 2013

6.	Site closure and reclamation

The Joint Venture has recorded a provision for the estimated site closure and reclamation costs associated with the Core Zone Property. The following is a reconciliation of the changes in the site closure and reclamation provision during the period:

	March 31,	June 30,
	2013	2012

Balance, beginning of period	$357,723	$363,086
Accretion expense	14,969	20,745
Site reclamation work	-	(1,742)
Fair value adjustment	(18,576)	(24,366)
Balance, end of period	$354,116	$357,723

The undiscounted estimated expenditures required to settle the obligation totals approximately $435,020 through 2048. The expenditures are discounted using a credit-adjusted risk-free rate of 3.5% (June 30, 2012 - 3.5%).

The Joint Venture is required to provide financial guarantees to regulatory authorities as security for future site closure and reclamation costs for the Joint Venture’s operations and for various permits and licenses. As at March 31, 2013, there was $125 million in letters of credit provided by BHP Billiton Canada Inc. on behalf of the Joint Venture as security with various regulatory authorities. In addition, BHP Billiton Ltd. has provided a corporate guarantee of $20 million on behalf of the Joint Venture to regulatory authorities.

The ore reserve report, which is used to assist in the assessment the impairment of the asset, has been prepared in accordance with Australian and British regulations, which may not reflect Canadian regulations, as would be applied under Canadian securities regulations. The ore reserve report has been prepared in accordance with Australian Joint Ore Reserves Committee (JORC) standards.

On July 1, 2008, Charles E. Fipke transferred his beneficial interest in the Joint Venture to C. Fipke Holdings Ltd. As a provision of the Agreement, Charles E. Fipke retained his share of the site closure and reclamation liability reflected in the financial statements at June 30, 2008 ($17,785). This specific liability is between Charles E. Fipke and C. Fipke Holdings Ltd and accordingly the balance reflected above is the total site closure and reclamation liability.

The Joint Venture holds funds and diamonds as security against the site closure and reclamation costs incurred over the life of the asset. As at March 31, 2013 the Joint Venture held $52,400 of funds as security for the site closure and reclamation liability (2012 - $52,400).

7.	Deferred royalty liability

The deferred royalty tax liability is prepared based upon management’s best estimate at period end, using information available at that time. The final assessment of the liability is due subsequent to the year end and reflects inventory valuation by Aboriginal Affairs and Northern Development (AANDC), the reporting agency, and any changes in the rate of foreign exchange. The actual liability may differ from the estimated liability at March 31, 2013.

CORE ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements

(Amounts expressed in thousands of Canadian dollars)

For the period ended March 31, 2013

8.	Accrued benefit liability

	March 31,	June 30,
	2013	2012

Accrued benefits obligation	$(87,356)	$(83,894)
Fair value of plan assets	70,652	72,238
Balance, end of period	$(16,704)	$(11,656)

No termination benefits have been provided in the current period (2013 – nil).

9.	Other operating expenses

	March 31,	June 30,
	2013	2012

Corporate fees	$5,843	$2,677
Indirect taxes and penalties	5,557	7,192
Insurance	2,450	1,624
Licenses	912	1,314
Management fees	7,324	11,271
Office and administration	741	458
Other	1,031	1,321
Public relations and advertising	935	4,819
Recoveries	-	(6)
Royalties - private	3,841	3,802
Selling and marketing	10,246	16,327
Settlements	(421)	(601)
Travel & accommodation	11,386	15,760
	$49,845	$65,958

CORE ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements

(Amounts expressed in thousands of Canadian dollars)

For the period ended March 31, 2013

10.	Non-cash operating accounts

The changes in the non-cash accounts are as follows:

	March 31,	June 30,
	2013	2012

Long term deposit	$138	184
Current royalty liability, net of cash payments	(33,876)	(74,658)
Deferred royalty liability	(12,075)	(11,009)
	$(45,813)	$(85,483)

11.	Supplemental cash flow information

	March 31,	June 30,
	2013	2012
FY12 Royalty tax paid	$19,418	$115,407
FY07 Royalty tax paid	259	8,155
	$19,677	$123,562

*The total FY07 amount paid to AANDC was $755,824 ($259,436 royalty assessment plus $496,388 in penalties and interest)

12.	Commitments

The Joint Venture has the following commitments:

	Fuel Storage Lease	Office Lease	Office Equipment Lease	Flight Contracts	Total

June 30, 2013	$3,180	$523	$179	$1,423	$5,305
June 30, 2014	4,240	698	239	-	5,177
June 30, 2015	4,240	698	-	-	4,938
June 30, 2016	3,180	698	-	-	3,878
2017 & thereafter	-	291	-	-	291
	$14,840	$2,908	$418	$1,423	19,589$

CORE ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements

(Amounts expressed in thousands of Canadian dollars)

For the period ended March 31, 2013

13.	Related party transactions:

Distributions to BHP Billiton Canadian Inc. were $5,100 for the period ended March 31, 2013 (2012 - $94,350). BHP Canada Diamonds Company received distributions of $2,900 for the period ended February 28, 2013 (2012 - $53,650). These distributions are payments for profits generated by the operations Joint Venture. Dr. Blusson and Mr. Fipke received distributions from the Joint Venture of $1,000 each for the period ended March 31, 2013 (2012 - $18,500). The scheduled payments to Dr. Blusson were offset by (2013 – $1,411) diamond purchases. The scheduled payments to Mr. Fipke were not offset by (2013 – $1,417) diamond purchases during the period ended March 31, 2013. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Financial Statements
(Expressed in Canadian dollars)

BUFFER ZONE PROPERTY
JOINT VENTURE

Unaudited Financial Statements

Periods ended March 31, 2013 and June 30, 2012

BUFFER ZONE PROPERTY JOINT VENTURE

BUFFER ZONE PROPERTY JOINT VENTURE

NOTICE TO READER

The accompanying unaudited interim financial statements of the Buffer Zone Property Joint Venture have been prepared by and are the responsibility of management.

These interim financial statements have not been reviewed or audited by the Joint Venture’s auditors and readers are cautioned that these interim financial statements may not be appropriate for their purposes.

BUFFER ZONE PROPERTY JOINT VENTURE
Balance Sheet
(Unaudited - see Notice to Reader)

	March 31,	June 30,
	2013	2012

Assets

Cash	$-	$-
Prepaids	115,966	81,241
Due from Core Zone Joint Venture (note 3)	960,057	1,175,176
	$1,076,023	$1,256,417
Venturers’ Equity

Paid-in capital	$53,382,592	$53,382,592

Venturers’ deficiency	(52,306,569)	(52,126,175)
	$1,076,023	$1,256,417
Nature of operations (note 1)

The accompanying notes are an integral part of these unaudited interim financial statements.
3

BUFFER ZONE PROPERTY JOINT VENTURE
Statement of Operations
(Unaudited - see Notice to Reader)

	March 31,	June 30,
For the period ended	2013	2012

Exploration Costs, being net loss for the period	$180,394	$157,845

The accompanying notes are an integral part of these unaudited interim financial statements.
4

BUFFER ZONE PROPERTY JOINT VENTURE
Statement of Venturers’ Equity
(Unaudited – see Notice to Reader)

(Expressed in thousands of Canadian dollars)

			BHP Billiton Canadian
	BHP Billiton Canada Inc.		Diamonds Company		Archon Minerals Limited		C. Fipke Holdings Ltd.		Total
	March 31,	June 30,	March 31,	June 30,	March 31,	June 30,	March 31,	June 30,	March 31,	June 30,
For the period ended	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Paid-in capital, beginning of period	$27,226	$27,226	$4,164	$4,164	$16,655	$16,655	$5,338	$5,338	$53,383	$53,383

Cash Contributions	-	-	-	-	-	-	-	-	-	-
Paid-in capital, end of period	$27,226	$27,226	$4,164	$4,164	$16,655	$16,655	$5,338	$5,338	$53,383	$53,383

Venturers' loss, beginning of period	$(26,585)	$(26,504)	$(4,066)	$(4,054)	$(16,263)	$(16,214)	$(5,213)	$(5,197)	$(52,126)	$(51,968)

Allocation of gain for period	(92)	(81)	(14)	(12)	(56)	(49)	(18)	(16)	(180)	(158)
Venturers' loss, end of period	$(26,677)	$(26,585)	$(4,080)	$(4,066)	$(16,319)	$(16,263)	$(5,231)	$(5,213)	$(52,306)	$(52,126)

Venturers’ equity, end of period	$549	$641	$84	$98	$336	$392	$107	$125	$1,076	$1,256

The accompanying notes are an integral part of these unaudited interim financial statements.
5

BUFFER ZONE PROPERTY JOINT VENTURE
Statement of Cash Flows
(Unaudited – see Notice to Reader)

(Expressed in thousands of Canadian dollars)

	March 31,	June 30,
For the period ended	2013	2012

Cash provided by (used in)

Operations

Earnings pre tax and interest	$(180)	$(158)

Change in non-cash operating working capital
Decrease in Due from Core Zone Joint Venture	215	(597)
Change in prepaids	(35)	(81)

Increase (decrease) in cash	-	(836)

Cash, beginning of period	-	836

Cash, end of period	$-	$-

The accompanying notes are an integral part of these unaudited interim financial statements.
6

BUFFER ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements

Periods ended March 31, 2013 and June 30, 2012

1.	Nature of operations

The Buffer Zone Property Joint Venture (the Joint Venture) represents a joint venture by way of an agreement dated April 17, 1997, between BHP Billiton Canada Inc., Archon Minerals Limited, Charles E. Fipke, and Dia Met Minerals Ltd. (the Agreement). The purpose of the Joint Venture is to conduct exploration, evaluate the feasibility of mining, prepare for mining, engage in mining, process products, and undertake mine shutdown and reclamation work on the Buffer Zone Property.

On June 27, 2001, BHP Canadian Diamonds Company, an affiliate of BHP Billiton Canada Inc., through wholly-owned subsidiaries, acquired Dia Met Minerals Ltd. and its interest in the Joint Venture.

On July 1, 2008, Charles E. Fipke transferred his beneficial interest in the Joint Venture to C. Fipke Holdings Ltd. C. Fipke Holdings Ltd. accepted all of the rights, obligations, duties and liabilities of Charles E. Fipke under the Agreement.

The continuing operations of the Joint Venture are entirely dependent on the continued funding from the venturers.

On July 1, 2011, the Joint Venture adopted Canadian Accounting Standards for Private Enterprises (“ASPE”).

As at March 31, 2013, BHP Billiton Canada Inc. had a beneficial interest in the Joint Venture of 51%, BHP Canadian Diamonds Company had a beneficial interest of 7.8%, Archon Minerals Limited had a beneficial interest of 31.2% and C. Fipke Holdings had a beneficial interest of 10%. Income or loss from the Joint Venture is allocated to the venturers based upon the aforementioned interests in the Joint Venture.

2.	Significant accounting policies

(a) Basis of presentation

These financial statements have been prepared in accordance with ASPE. They reflect the assets, liabilities, revenue and expenses of the Joint Venture. They do not include all of the other assets, liabilities, revenue and expenses of the venturers.

No provision for income taxes has been made in these financial statements as income taxes are not levied on the Joint Venture, but on each of the venturers themselves.

(b) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting year. Actual results could differ from those estimates.

7

BUFFER ZONE PROPERTY JOINT VENTURE
Notes to Financial Statements

Periods ended March 31, 2013 and June 30, 2012

(c)	Financial instruments

Financial instruments of the Joint Venture consist of cash and due from BHP Billiton Canada Inc. The carrying value of cash approximates its fair value due to its short-term nature. It is not practicable to determine fair value of the amounts due from BHP Billiton Canada Inc. due to the related party nature of such amounts and the absence of a secondary market of such instruments.

3.	Due from Core Zone Joint Venture

The Buffer Zone Joint Venture conducts a significant amount of business with the Core Zone Joint Venture. This includes payment of management fees of $16,399 for the period ended March 31, 2013 ($14,506 – June 30, 2012), and the allocation of various other charges to the Buffer Zone Joint Venture.

The amount due from the Core Zone Joint Venture at March 31, 2013, which has no specific terms of repayment, is the result of cash held by the Core Zone Joint Venture on behalf of the Buffer Zone Joint Venture, offset by amounts due from the Buffer Zone Joint Venture to the Core Zone Joint Venture relating to management fees and exploration costs for the period ended March 31, 2013 of $180,394 (June 30, 2012 - $157,845).

4.	Related party transactions

Related parties of the Joint Venture include BHP Canada Diamonds Company (“BCDC”), BHP Billiton Canada Inc. (“BBCI”), Archon Minerals Limited owned by Dr. Stewart L. Blusson, and C. Fipke Holdings Ltd., each being venturers to the Joint Venture.

There were no related party transactions for the period ended March 31, 2013 or the year ended June 30, 2012, other than those noted in note 3.

8

40				1	EUR	
NAT.	Date of deposit	Nr.	P.	E.	D.	F 1.1

ANNUAL ACCOUNTS IN EUROS (2 decimals)

NAME: BHP BILLITON DIAMONDS (Belgium)

Legal form: Public limited company

Address: Hoveniersstraat Nr.: 30 Box: 263

Postal code: 2018 Municipality: Antwerp

Country: Belgium

Register of legal persons - commercial court: Antwerp

Website*:

Company number: BE 0463.100.863

DATE 07 / 11 / 2008 of deposit of the memorandum of association OR of the most recent document mentioning the date of publication of the memorandum of association and of the act amending the articles of association.

ANNUAL ACCOUNTS approved by the general meeting of / /

regarding the period from 01 / 07 / 2012 to 31 / 03 / 2013

Preceding period from 01 / 07 / 2011 to 31 / 03 / 2012

The amounts for the preceding period **are** / ~~are not~~** identical to the ones previously published.

COMPLETE LIST with name, surnames, profession, address (street, number, postal code and municipality) and position within the company, of the DIRECTORS, BUSINESS MANAGERS AND AUDITORS

Martin Leake	*Lage Kaart 97, 2930 Brasschaat, Belgium*	*Managing director* *03/10/2011 - 29/11/2017*
Christopher Ryder	*Mcintoshstreet 110, S7T 0A8 Saskatoon Saskatchewan, Canada*	*Managing director* *01/07/2006 - 03/10/2011*
Vincent Nicoletti	*Stamfor on Kent, Kent Street 2305 box 183, 2000 Sydney, Australia*	*Director* *01/03/2008 - 03/10/2011*
Niels Wage	*Marina Boulevard 5, 018983 Singapore, Singapore*	*Director* *03/10/2011 - 29/11/2017*
Monique Bijnen	*gerrit Voorenkade 20, 3059 VE Rotterdam , Netherlands*	*Director* *08/10/2009 - 25/11/2015*
B.C.V. Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren (B001) *Nr.: BE 0419.122.548* *Membership nr.: 00001*	*Bourgetlaan 40, 1130 Haren, Belgium*	*Auditor*

Are attached to these annual accounts:

Total number of pages deposited: 27 Numbers of sections of the standard form not deposited because they serve no useful purpose: 5.1, 5.2.2, 5.2.3, 5.2.4, 5.3.1, 5.3.4, 5.3.6, 5.4.1, 5.4.2, 5.5.1, 5.5.2, 5.6, 5.8, 5.13, 5.15, 5.16, 5.17.2, 7, 8, 9

Martin Leake
(name and position)

Signature
(name and position)

* Optional information.

** Strike out what is not applicable.

OCR9002

Nr.	BE 0463.100.863	F 1.1

LIST OF THE DIRECTORS, BUSINESS MANAGERS AND AUDITORS (continued)

Represented by:

H. Van Donink

First - F2012 - 2 / 27

| Nr. | BE 0463.100.863 | | F 1.2 |

DECLARATION REGARDING A COMPLIMENTARY REVIEW OR CORRECTION ASSIGNMENT

The managing board declares that no audit or correction assignment has been given to a person who was not authorised to do so by law, pursuant to art. 34 and 37 of the law of 22th April 1999 concerning accounting and tax professions.

The annual accounts ~~was~~ / **were not*** audited or corrected by an external accountant or by a company auditor who is not the statutory auditor.

If affirmative, mention hereafter: name, surnames, profession, address of each external accountant or company auditor and his membership number with his Institute as well as the nature of his assignment:

A. Bookkeeping of the enterprise**,
B. Preparing the annual accounts**,
C. Auditing the annual accounts and/or
D. Correcting the annual accounts.

If the tasks mentioned under A. or B. are executed by certified accountants or certified bookkeepers - tax specialists, you can mention hereafter: name, surnames, profession, address of each certified accountant or certified bookkeeper - tax specialist and the nature of his assignment.

Name, surnames, profession and address	Number	Nature of the assignment (A, B, C and/or D)

* Strike out what is not applicable.
** Optional information.

First - F2012 - 3 / 27

| Nr. | BE 0463.100.863 | F 2.1 |

BALANCE SHEET AFTER APPROPRIATION

	Discl.	Codes	Period	Preceding period
ASSETS				
FIXED ASSETS		20/28	857.233,31	1.212.349,44
Formation expenses	5.1	20		
Intangible fixed assets	5.2	21		
Tangible fixed assets	5.3	22/27	856.553,31	1.211.669,44
Land and buildings		22		
Plant, machinery and equipment		23	128.481,72	227.386,55
Furniture and vehicles		24	1.710,98	8.900,17
Leasing and similar rights		25		
Other tangible fixed assets		26	726.360,61	975.382,72
Assets under construction and advance payments		27		
Financial fixed assets	5.4/ 5.5.1	28	680,00	680,00
Affiliated enterprises	5.14	280/1		
Participating interests		280		
Amounts receivable		281		
Other enterprises linked by participating interests	5.14	282/3		
Participating interests		282		
Amounts receivable		283		
Other financial assets		284/8	680,00	680,00
Shares		284		
Amounts receivable and cash guarantees		285/8	680,00	680,00
CURRENT ASSETS		29/58	3.497.913,35	9.879.792,78
Amounts receivable after more than one year		29		
Trade debtors		290		
Other amounts receivable		291		
Stocks and contracts in progress		3		
Stocks		30/36		
Raw materials and consumables		30/31		
Work in progress		32		
Finished goods		33		
Goods purchased for resale		34		
Immovable property intended for sale		35		
Advance payments		36		
Contracts in progress		37		
Amounts receivable within one year		40/41	2.222.048,58	5.699.365,02
Trade debtors		40	910.961,61	5.670.727,66
Other amounts receivable		41	1.311.086,97	28.637,36
Current investments	5.5.1/ 5.6	50/53		
Own shares		50		
Other investments		51/53		
Cash at bank and in hand		54/58	1.275.864,77	4.161.018,41
Deferred charges and accrued income	5.6	490/1		19.409,35
TOTAL ASSETS		20/58	4.355.146,66	11.092.142,22

First - F2012 - 4 / 27

Nr.	BE 0463.100.863

F 2.2

	Discl.	Codes	Period	Preceding period
EQUITY AND LIABILITIES				
EQUITY (+)/(-)		10/15	1.910.325,68	8.985.615,84
Capital	5.7	10	275.335,03	7.121.654,08
Issued capital		100	275.335,03	7.121.654,08
Uncalled capital		101		
Share premium account		11		
Revaluation surpluses		12		
Reserves		13	243.276,04	185.188,54
Legal reserve		130	64.287,50	6.200,00
Reserves not available		131		
In respect of own shares held		1310		
Other		1311		
Untaxed reserves		132		
Available reserves		133	178.988,54	178.988,54
Accumulated profits (losses) (+)/(-)		14	1.391.714,61	1.678.773,22
Investment grants		15		
Advance to associates on the sharing out of the assets		19		
PROVISIONS AND DEFERRED TAXES		16		
Provisions for liabilities and charges		160/5		
Pensions and similar obligations		160		
Taxation		161		
Major repairs and maintenance		162		
Other liabilities and charges	5.8	163/5		
Deferred taxes		168		
AMOUNTS PAYABLE		17/49	2.444.820,98	2.106.526,38
Amounts payable after more than one year	5.9	17		
Financial debts		170/4		
Subordinated loans		170		
Unsubordinated debentures		171		
Leasing and other similar obligations		172		
Credit institutions		173		
Other loans		174		
Trade debts		175		
Suppliers		1750		
Bills of exchange payable		1751		
Advances received on contracts in progress		176		
Other amounts payable		178/9		
Amounts payable within one year		42/48	2.000.106,11	1.797.544,07
Current portion of amounts payable after more than one year falling due within one year	5.9	42		
Financial debts		43		
Credit institutions		430/8		
Other loans		439		
Trade debts		44	508,00	219.044,58
Suppliers		440/4	508,00	219.044,58
Bills of exchange payable		441		
Advances received on contracts in progress		46		
Taxes, remuneration and social security	5.9	45	1.999.428,43	1.573.025,58
Taxes		450/3		15.000,00
Remuneration and social security		454/9	1.999.428,43	1.558.025,58
Other amounts payable		47/48	169,68	5.473,91
Accruals and deferred income	5.9	492/3	444.714,87	308.982,31
TOTAL LIABILITIES		10/49	4.355.146,66	11.092.142,22

First - F2012 - 5 / 27

| Nr. | BE 0463.100.863 | F 3 |

INCOME STATEMENT

	Discl.	Codes	Period	Preceding period
Operating income		70/74	10.327.335,41	12.871.186,77
Turnover	5.10	70	9.706.486,12	12.675.250,69
Stocks of finished goods and work and contracts in progress: increase (decrease) (+)/(-)		71		
Own work capitalised		72		
Other operating income	5.10	74	620.849,29	195.936,08
Operating charges (+)/(-)		60/64	9.542.082,17	9.555.597,14
Raw materials, consumables		60		
Purchases		600/8		
Stocks: decrease (increase) (+)/(-)		609		
Services and other goods		61	5.016.570,49	5.684.962,57
Remuneration, social security costs and pensions (+)/(-)	5.10	62	4.306.578,55	3.609.444,15
Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets		630	207.098,46	220.647,87
Amounts written off stocks, contracts in progress and trade debtors: Appropriations (write-backs) (+)/(-)		631/4		
Provisions for liabilities and charges: Appropriations (uses and write-backs) (+)/(-)	5.10	635/7		
Other operating charges	5.10	640/8	11.834,67	40.542,55
Operating charges carried to assets as restructuring costs (-)		649		
Operating profit (loss) (+)/(-)		9901	785.253,24	3.315.589,63
Financial income		75	682.459,30	976.414,76
Income from financial fixed assets		750		
Income from current assets		751		493,07
Other financial income	5.11	752/9	682.459,30	975.921,69
Financial charges (+)/(-)	5.11	65	690.031,82	1.286.768,65
Debt charges		650	378,14	1.536,00
Amounts written off current assets except stocks, contracts in progress and trade debtors: appropriations (write-backs) (+)/(-)		651		
Other financial charges (+)/(-)		652/9	689.653,68	1.285.232,65
Gain (loss) on ordinary activities before taxes (+)/(-)		9902	777.680,72	3.005.235,74

First - F2012 - 6 / 27

Nr. BE 0463.100.863 F 3

	Discl.	Codes	Period	Preceding period
Extraordinary income		76	....	....
Write-back of depreciation and of amounts written off intangible and tangible fixed assets		760	....	....
Write-back of amounts written down financial fixed assets		761	....	....
Write-back of provisions for extraordinary liabilities and charges		762	....	....
Capital gains on disposal of fixed assets		763	....	....
Other extraordinary income	5.11	764/9	....	....
Extraordinary charges (+)/(-)		66	101.237,96	170.626,25
Extraordinary depreciation of and extraordinary amounts written off formation expenses, intangible and tangible fixed assets		660	....	....
Amounts written off financial fixed assets		661	....	....
Provisions for extraordinary liabilities and charges: appropriations (uses) (+)/(-)		662	....	....
Capital losses on disposal of fixed assets		663	100.161,06	167.506,43
Other extraordinary charges	5.11	664/8	1.076,90	3.119,82
Extraordinary charges carried to assets as restructuring costs (-)		669	....	....
Gain (loss) for the period before taxes (+)/(-)		9903	676.442,76	2.834.609,49
Transfer from deferred taxes		780	....	....
Transfer to deferred taxes		680	....	....
Income taxes (+)/(-)	5.12	67/77	388.390,67	1.030.789,02
Income taxes		670/3	566.234,26	1.030.789,02
Adjustment of income taxes and write-back of tax provisions		77	177.843,59	....
Gain (loss) of the period (+)/(-)		9904	288.052,09	1.803.820,47
Transfer from untaxed reserves		789	....	....
Transfer to untaxed reserves		689	....	....
Gain (loss) of the period available for appropriation (+)/(-)		9905	288.052,09	1.803.820,47

First - F2012 - 7 / 27

Nr.	BE 0463.100.863

F 4

APPROPRIATION ACCOUNT

	Codes	Period	Preceding period
Profit (loss) to be appropriated (+)/(-)	9906	1.966.825,31	1.678.773,22
Gain (loss) of the period available for appropriation (+)/(-)	(9905)	288.052,09	1.803.820,47
Profit (loss) brought forward (+)/(-)	14P	1.678.773,22	-125.047,25
Withdrawals from capital and reserves	791/2		
from capital and share premium account	791		
from reserves	792		
Transfer to capital and reserves	691/2		58.087,50
to capital and share premium account	691		
to legal reserve	6920		58.087,50
to other reserves	6921		
Profit (loss) to be carried forward (+)/(-)	(14)	1.391.714,61	1.678.773,22
Owners' contribution in respect of losses	794		
Profit to be distributed	694/6		
Dividends	694		
Directors' or managers' entitlements	695		
Other beneficiaries	696		

First - F2012 - 8 / 27

SCHEDULE “B”

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF
DOMINION DIAMOND CORPORATION FOR THE FINANCIAL YEAR ENDED
JANUARY 31, 2013

Unaudited pro forma consolidated financial statements of

Dominion Diamond Corporation

(Expressed in thousands US dollars)

Dominion Diamond Corporation
Unaudited Pro Forma Consolidated Income Statement						DDC
US $ (in 000's)	DDC	Ekati	BBDNV	Adjustments	Notes	Pro Forma
For the three months ended April 30, 2013		Note 4	Note 5
Sales	108,837	158,928	4,592	(19,921)	3c	247,844
				(4,592)	3d
Cost of sales	81,535	120,120	2,092	13,519	3g	197,619
				(19,647)	3c
Gross margin	27,302	38,808	2,500	(18,385)		50,225

Expenses
Selling, general and administrative	16,843	14,971	2,175	(11,300)	3a	18,364
				266	3c
				(4,592)	3d
Operating profit	10,459	23,837	324	(2,759)		31,861

Finance expenses	(3,994)	(1,036)	-	1,975	3c	(3,055)
Exploration costs	(1,039)	(59)	-	-		(1,098)
Finance and other income	804	-		(264)	3c	540
Foreign exchange gain/(loss)	732	(156)	-	828	3c	1,404
Earnings before tax and non-controlling interest	6,962	22,586	324	(220)		29,652

Tax expense	4,699	(3,345)	-	(3,262)	3e	3,679
				5,587	3f
Actuarial losses	-	4,791	-	(4,791)	3i	-
Earnings from continuing operations	2,263	21,140	324	2,246		25,973
Earnings from discontinued operations	497,385	-	-	(497,385)	3h	-
Earnings before non-controlling interest	499,648	21,140	324	(495,139)		25,973

Less: non-controlling interest	(559)	-	-	905	3b	905
				559	3c
Net earnings attributable to common shareholders	500,207	21,140	324	(496,603)		25,068

Earnings per share - continuing operations
Basic	0.03					0.30
Diluted	0.03					0.29
Earnings per share
Basic	5.89					0.30
Diluted	5.82					0.29
Weighted average number of shares outstanding
Basic	84,891					84,891
Diluted	87,026					87,026

Dominion Diamond Corporation
Unaudited Pro Forma Consolidated Income Statement						DDC
US $ (in 000's)	DDC	Ekati	BBDNV	Adjustments	Notes	Pro Forma
For the year ended January 31, 2013		Note 4	Note 5
Sales	345,411	688,086	18,969	(18,969)	3d	1,033,497
Cost of sales	267,584	556,522	8,643	(104,627)	3g	728,122
Gross margin	77,827	131,564	10,326	85,658		305,375

Expenses
Selling, general and administrative	30,156	65,632	8,986	(3,200)	3a	82,605
				(18,969)	3d
Operating profit	47,671	65,932	1,340	107,827		222,770

Finance, interest and other income/(expenses)	(8,303)	1,401		-		(6,902)
Exploration costs	(1,801)	(278)	-	-		(2,079)
Foreign exchange gain/(loss)	493	(835)	-	-		(342)
Earnings before tax and non-controlling interest	38,060	66,220	1,340	107,827		213,447

Tax expense	15,276	(5,702)	-	35,783	3e	60,975
				15,618	3f
Actuarial losses	-	8,999	-	(8,999)	3i	-
Earnings from continuing operations	22,784	62,923	1,340	65,425		152,472
Earnings from discontinued operations	12.434	-	-	(12,434)	3h	-
Earnings before non-controlling interest	35,218	62,923	1,340	52,991		152,472

Less: non-controlling interest	508	-	-	28,931	3b	29,439
Net earnings attributable to common shareholders	34,710	62,923	1,340	24,060		123,033

Earnings per share - continuing operations
Basic	0.26					1.45
Diluted	0.26					1.44
Earnings per share
Basic	0.41					1.45
Diluted	0.41					1.44
Weighted average number of shares outstanding
Basic	84,876					84,876
Diluted	85,496					85,496

DOMINION DIAMOND CORPORATION
NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS
(Unaudited)
All amounts are quoted in thousands of United States dollars unless otherwise stated.

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial information has been prepared in connection with the purchase from BHP Billiton Canada Inc. and certain of its affiliates (collectively, “BHP Billiton”) of all of BHP Billiton’s diamond assets, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Northwest Territories and Antwerp, Belgium (collectively, the “Transaction”). The Ekati Diamond Mine property consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes with both development and exploration potential. Each of the Core Zone and the Buffer Zone is subject to a separate joint venture agreement between BHP Billiton and other arm’s length parties (the “Other Joint Venture Parties”). BHP Billiton held an aggregate 80% interest in the Core Zone joint venture and an aggregate 58.8% interest in the Buffer Zone joint venture, with the remaining interests held by the Other Joint Venture Parties. The acquired business consists of BHP Billiton’s interests in the Core Zone joint venture and the Buffer Zone joint venture (collectively, “Ekati”), as well as the diamond sorting and sales facilities in Yellowknife and Antwerp operated by BHP Billiton Diamonds (Belgium) N.V. (“BBDNV”). To effect the Transaction, BHP Billiton completed an internal reorganization under which BHP Billiton’s interests in the Core Zone were consolidated into BHP Canadian Diamonds Company (“BCDC”), which became the operator of the Core Zone joint venture, and BHP Billiton’s interests in the Buffer Zone were transferred into 3265600 Nova Scotia Company (“Newco”), which became the operator of the Buffer Zone joint venture. DDC then acquired the shares of BCDC, Newco and BBDNV.

The unaudited pro forma consolidated financial information has been prepared for illustrative purposes only and gives effect to the Transaction pursuant to the assumptions described in Note 3. The unaudited pro forma consolidated income statement for the year ended January 31, 2013 and for the three months ended April 30, 2013 give effect to the Transaction as if it were completed on February 1, 2012. No pro forma balance sheet has been presented since the Transaction has been reflected in DDC’s April 30, 2013 interim financial statements (which includes the balance sheet with the preliminary purchase price allocation presented) filed publicly on SEDAR on June 5, 2013.

The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the Transaction, (2) factually supportable, and (3) expected to have a continuing impact on the consolidated results.

The unaudited pro forma consolidated financial information is not necessarily indicative of the operating results or financial condition that would have been achieved had the Transaction been completed on the dates or for the periods presented, nor do they purport to project the results of operations of the consolidated entities for any future period. The unaudited pro forma consolidated financial information does not reflect any efficiencies relating to operating synergies that may be achieved as a result of the Transaction.

The allocations of the purchase price for Ekati are based in part on preliminary estimates of the fair value of assets acquired and liabilities assumed. The effects of this preliminary purchase price allocation are reflected in the interim financial statements for the three month period ended April 30, 2013, already filed publicly.

In preparing the unaudited pro forma consolidated financial information, the following historical information was used:

(a)	the audited consolidated financial statements of DDC as at January 31, 2013, prepared in accordance with International Financial Reporting Standards (“IFRS”);

(b)	the unaudited consolidated interim financial statements of DDC as at April 30, 2013, prepared in accordance with IFRS;

(c)	separate historical audited financial statements of Buffer Zone as at June 30, 2012, prepared in accordance with Canadian Accounting Standards for Private Enterprises (“ASPE”);

(d)	separate historical unaudited interim financial statements of Buffer Zone as at March 31, 2013 prepared in accordance with ASPE;

(e)	separate historical audited financial statements of Core Zone as at June 30, 2012, prepared in accordance with ASPE;

(f)	separate historical unaudited interim financial statements of Core Zone as at March 31, 2013, prepared in accordance with ASPE; and

(g)	separate audited financial statements of BBDNV as at June 30, 2012, prepared in accordance with IFRS.

In addition, a reporting period reconciliation was performed and is set out in Note 4 using the following historical information, which reflects the half year results of BHP Billiton:

(a)	separate historical unaudited financial statements of Buffer Zone as at December 31, 2012, prepared in accordance with ASPE;

(b)	separate historical unaudited financial statements of Buffer Zone as at December 31, 2011, prepared in accordance with ASPE;

(c)	separate historical unaudited financial statements of Core Zone as at December 31, 2012, prepared in accordance with ASPE; and

(d)	separate historical unaudited financial statements of Core Zone as at December 31, 2011, prepared in accordance with ASPE.

In addition, a reporting period reconciliation of BBDNV performed in Note 5, using the following historical information, which is the nine month period end of BHP Billiton:

(a)	separate historical unaudited financial statements of BBDNV as at March 31, 2013, prepared in accordance with IFRS.

BCDC’s and Newco’s separate financial statements have not been utilized in the preparation of the unaudited pro forma consolidated financial information. BCDC was restructured by BHP Billiton, and Newco was incorporated, immediately prior to the closing of the transaction with DDC in order to transfer into them all relevant Ekati interests which were the subject of the Transaction. The historical financial statements of BCDC and Newco do not reflect the interests in Ekati which were the subject of the Transaction. The Ekati interests are reflected in the historical financial statements of Core Zone and Buffer Zone which have therefore been used in the preparation of the unaudited pro forma consolidated financial information.

The unaudited pro forma condensed consolidated financial statements include information from the financial statements of Ekati and BBDNV as indicated above. Management performed analysis comparing DDC’s IFRS accounting policies to the ASPE policies of Core and Buffer Joint Ventures and it is noted that all relevant policies conform to those of DDC. Financial statement line item reclassifications are presented in Note 4 as part of the reporting period reconciliation except for note 3(i).

The unaudited pro forma consolidated income statements should be read in conjunction with the above listed financial statements and their accompanying notes.

2. ACQUISITION OF EKATI

DDC has disclosed the preliminary purchase price allocation in its April 30, 2013 interim financial statements.

3. EFFECT OF TRANSACTIONS ON THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The transactions reflected in the unaudited pro forma financial information are:

(a)

This adjustment reverses the recognition of DDC transaction costs in the income statement. As disclosed in DDC’s April 30, 2013 interim financial statements, a total of $3,200 of transaction costs were recognized in the income statement for the year ended January 31, 2013 and a total of $11,300 of transactions costs were recognized in the income statement for the three month period ended April 30, 2013. Due to the non-recurring nature of the expense, transaction costs should not be reflected in the income statements and as such have been excluded from the unaudited pro forma consolidated income statements as these costs are not expected to continue in future periods.

(b)

The Core and Buffer Zone separate financial statements do not reflect the non-controlling interest portion of net earnings and as such an adjustment was made to reflect the non-controlling interest portion.

(c)

The DDC April 30, 2013 interim financial statements include income statement activity for Ekati from April 10, 2013 (acquisition date) to period end of April 30, 2013. As such a pro forma adjustment was reflected to remove these 20 days of income statement activity which were effectively captured in the three month period ended March 31, 2013 for the Core and Buffer Zone historical financial statements.

(d)

The sales for BBDNV are an intercompany charge to Ekati and are included in selling, general and administrative expenses. This adjustment eliminates the impact of the intercompany charge on a consolidated basis for DDC.

(e)

Income tax expense adjustment to reflect the tax effect of all income statement pro forma adjustments. The income tax expense is based on a Canadian statutory tax rate of 26.5% applicable to DDC and a royalty tax rate of approximately 13% applicable to the net income of the Core Zone.

(f)

This adjustment is tax affecting the Ekati net income reported by the joint venture and taxable in the owner’s hands at their ownership interest. This adjustment is also tax affecting the BBDNV net income. The income tax expense is based on a Canadian statutory tax rate of 26.5%, applicable to DDC.

(g)

The depreciation and amortization expense recognized in the Core and Buffer Zone financial statements is based on pre-acquisition values for property, plant and equipment. As such an adjustment has been made to reflect the change in depreciation and amortization as a result of using the preliminary purchase price allocation for property, plant and equipment as reported in the interim financial statements for the three month period ended April 30, 2013, already filed publicly.

(h)	This adjustment is to eliminate the net profit from discontinued operations, which relates to DDC’s sale of its luxury brand segment to Swatch Group on March 26, 2013.

IFRS adjustments

(i)

Core Zone’s ASPE policy for its defined benefit pension plan is to recognize actuarial gains and losses in earnings in the period in which they are incurred. DDC’s IFRS accounting policy is to recognize such actuarial gains and losses in accumulated other comprehensive income in the period they are incurred. As such an entry has been made to remove the earnings impact of actuarial gains and losses.

4. RECONCILIATION OF REPORTING PERIODS

For pro forma purposes, an acquired entity’s income statement should be within 93 days of the registrant’s fiscal year. Ekati and BBDNV have a year end of June 30 and DDC has a year end of January 31, which is greater than 93 days.

As such, a reconciliation has been prepared to bring Ekati’s reporting to December 31, which is within one month of DDC’s year-end.

In addition, the March 31, 2013 interim financial statements are for a period of nine months. As such a reconciliation has been prepared to reflect the three months ended March 31, 2013, which has been used in the unaudited pro forma consolidated income statement for the three months ended April 30, 2013.

Line item reclassifications have been reflected to align with DDC’s presentation for financial statement reporting purposes.

Core and Buffer Zone Joint Ventures financial statements are denominated in Canadian dollars. These statements were translated to US dollars using the 2012 average rate for the unaudited pro forma consolidated income statement for the fiscal year ended January 31, 2013 and the 2013 three month average rate for the unaudited pro forma consolidated income statement for the three months ended April 30, 2013.

NOTE 4
CORE ZONE PROPERTY JOINT VENTURE

Reporting period reconciliation
		Less
	Unaudited	Unaudited			Unaudited	Unaudited

	Nine months	Six months	Three months	Line item	Three months	Three months
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2013	reclasses	Mar 31, 2013	Mar 31, 2013
	CAD $	CAD $	CAD $	CAD $	CAD $	USD $

Sales	406,950	246,783	160,167	-	160,167	158,928
Cost of sales	294,564	178,937	115,627	5,429	121,056	120,120
Depreciation, amortization and accretion	102,046	96,617	5,429	(5,429)	-	-
Gross margin	10,340	(28,771)	39,111	-	39,111	38,808

Expenses
Selling, general and administrative	-	-	-	15,088	15,088	14,971
Operating lease rentals	2,330	1,442	888	(888)	-	-
Other operating expenses	49,845	35,645	14,200	(14,200)	-	-
Operating profit	(41,835)	(65,858)	24,023	-	24,023	23,837

Finance, interest and other (income)/expenses	912	(132)	1,044	-	1,044	1,036
Foreign exchange loss/(gain)	959	802	157	-	157	156
Earnings before tax and non-controlling interest	(43,706)	(66,528)	22,822	-	22,822	22,645
Royalty tax	(32,897)	(29,526)	(3,371)	3,371	-	-
Tax expense	-	-	-	(3,371)	(3,371)	(3,345)
Actuarial losses	6,710	1,882	4,828	-	4,828	4,791
Earnings (loss) from continuing operations	(17,519)	(38,884)	21,365	-	21,365	21,200

Earnings before non-controlling interest	(17,519)	(38,884)	21,365	-	21,365	21,200
Net earnings (loss) attributable to common shareholders	(17,519)	(38,884)	21,365	-	21,365	21,200

NOTE 4
CORE ZONE PROPERTY JOINT VENTURE

Reporting period reconciliation
		Less	Add
	Audited	Unaudited	Unaudited	Unaudited		Unaudited	Unaudited

	Twelve months	Six months	Six months	Twelve months	Line item	Twelve months	Twelve months
	Jun 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2012	reclasses	Dec 31, 2012	Dec 31, 2012
	CAD $	CAD $	CAD $	CAD $	CAD $	CAD $	USD $

Sales	889,414	448,542	246,783	687,655	-	687,655	688,086
Cost of sales	338,698	153,770	178,937	363,865	192,308	556,173	556,522
Depreciation, amortization and accretion	202,011	106,320	96,617	192,308	(192,308)	-	-
Gross margin	348,705	188,452	(28,771)	131,482	-	131,482	131,564

Expenses
Selling, general and administrative	-	-	-	-	65,591	65,591	65,632
Operating lease rentals	1,645	933	1,442	2,154	(2,154)	-	-
Other operating expenses	65,958	38,166	35,645	63,437	(63,437)	-	-
Operating profit	281,102	149,353	(65,858)	65,891	-	65,891	65,932

Finance, interest and other (income)/expenses	1,636	2,904	(132)	(1,400)	-	(1,400)	(1,401)
Foreign exchange loss/(gain)	(1,169)	(1,201)	802	834	-	834	835
Earnings before tax and non-controlling interest	280,635	147,650	(66,528)	66,457	-	66,457	66,499
Royalty tax	37,895	14,067	(29,526)	(5,698)	5,698	-	-
Tax expense	-	-	-	-	(5,698)	(5,698)	(5,702)
Actuarial losses	7,111	-	1,882	8,993	-	8,993	8,999
Earnings (loss) from continuing operations	235,629	133,583	(38,884)	63,162	-	63,162	63,202
						-
Earnings before non-controlling interest	235,629	133,583	(38,884)	63,162	-	63,162	63,202
Net earnings (loss) attributable to common shareholders	235,629	133,583	(38,884)	63,162	-	63,162	63,202

NOTE 4
BUFFER ZONE PROPERTY JOINT VENTURE

Reporting period reconciliation
Less
	Unaudited	Unaudited	Unaudited	Unaudited

	Nine months	Six months	Three months	Three months
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2013	Mar 31, 2013
	CAD $	CAD $	CAD $	USD $

Sales	-	-	-	-
Cost of sales	-	-	-	-
Depreciation, amortization and accretion	-	-	-	-
Gross margin	-	-	-	-
			-	-
Expenses			-	-
Selling, general and administrative	-	-	-	-
Operating profit	-	-	-	-
			-	-
Finance, interest and other (income)/expenses	-	-	-	-
Exploration	180	120	60	59
Foreign exchange loss/(gain)	-	-	-	-
Earnings (loss) before tax and non-controlling interest	(180)	(120)	(60)	(59)
Royalty tax	-	-	-	-
Tax expense	-	-	-	-
Net finance expense (recoveries)	-	-	-	-
Earnings (loss) from continuing operations	(180)	(120)	(60)	(59)

Earnings (loss) before non-controlling interest	(180)	(120)	(60)	(59)
Net earnings (loss) attributable to common shareholders	(180)	(120)	(60)	(59)

NOTE 4
BUFFER ZONE PROPERTY JOINT VENTURE

Reporting period reconciliation
		Less	Add
	Audited	Unaudited	Unaudited	Unaudited	Unaudited

	Twelve months	Six months	Six months	Twelve months	Twelve months
	Jun 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2012	Dec 31, 2012
	CAD $	CAD $	CAD $	CAD $	USD $

Sales	-	-	-	-	-
Cost of sales	-	-	-	-	-
Depreciation, amortization and accretion	-	-	-	-	-
Gross margin	-	-	-	-	-

Expenses
Selling, general and administrative	-	-	-	-	-
Operating profit	-	-	-	-	-

Finance, interest and other (income)/expenses	-	-	-	-	-
Exploration	158	-	120	278	278
Foreign exchange loss/(gain)	-	-	-	-	-
Earnings (loss) before tax and non-controlling interest	(158)	-	(120)	(278)	(278)
Royalty tax	-	-	-	-	-
Tax expense	-	-	-	-	-
Net finance expense (recoveries)	-	-	-	-	-
Earnings (loss) from continuing operations	(158)	-	(120)	(278)	(278)
Earnings (loss) before non-controlling interest	(158)	-	(120)	(278)	(278)
Net earnings (loss) attributable to common shareholders	(158)	-	(120)	(278)	(278)

5. RECONCILIATION OF BBDNV FINANCIAL INFORMATION

BBDNV separate financial statements were for the nine month period ended March 31, 2013. A reporting period reconciliation was performed to annualize for the fiscal year January 31, 2013 unaudited pro forma income statement and to calculate the three month period ended March 31, 2013 for the interim April 30, 2013 unaudited pro forma income statement.

BBDNV financial statements are denominated in Euros. These statements were translated to US dollars using the 2012 average rate for the unaudited pro forma consolidated income statement for the fiscal year ended January 31, 2013 and the 2013 three month average rate for the unaudited pro forma consolidated income statement for the three months ended April 30, 2013.

Note 5
BBDNV

	9 mths ended	9 mths ended	12 mths ended	3 mths ended
	Mar 31, 2013	Mar 31, 2013	June 30, 2013	June 30, 2013
	Euro	USD	USD	USD
Revenue	9,706	12,515	16,723	4,048
Cost of Sales	5,017	6,468	8,643	2,092
Gross Margin	4,690	6,047	8,080	1,956

Other income/(expense)	1,303	1,680	2,245	544
Cost recovery	-	-	-	-
Total Gross Margin	5,993	7,727	10,326	2,500

Expenses
Selling, general and administrative	5,216	6,725	8,986	2,175

Earnings before tax and non-controlling interest	778	1,003	1,340	324

Current income tax expense		-	-	-
Future income tax expense		-	-	-
Earnings from continuing operations	778	1,003	1,340	324

Earnings before non-controlling interest	778	1,003	1,340	324
Net earnings attributable to common shareholders	778	1,003	1,340	324